MISSISSIPPI POWER COMPANY

2008 Annual Report

MISSISSIPPI POWER
A SOUTHERN COMPANY

CONTENTS
Mississippi Power Company 2008 Annual Report

i SUMMARY

ii LETTER TO INVESTORS

1 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

2 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

3 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

28 FINANCIAL STATEMENTS

34 NOTES TO FINANCIAL STATEMENTS

63 SELECTED FINANCIAL AND OPERATING DATA

65 DIRECTORS AND OFFICERS

66 CORPORATE INFORMATION

SUMMARY

	2008	2007	Percent Change
Financial Highlights *(in thousands)*:			
Operating revenues	**$1,256,542**	**$1,113,744**	12.8
Operating expenses	**$1,109,214**	**$966,007**	14.8
Net income after dividends on preferred stock	**$85,960**	**$84,031**	2.3
Gross property additions	**$139,250**	**$114,927**	21.2
Total assets	**$1,952,695**	**$1,727,665**	13.0
Operating Data:			
Kilowatt-hour sales *(in thousands)*:			
Retail	**9,204,120**	**9,367,550**	(1.7)
Sales for resale - non-affiliates	**5,016,655**	**5,185,772**	(3.3)
Sales for resale - affiliates	**1,487,083**	**1,026,546**	44.9
Total	**15,707,858**	**15,579,868**	0.8
Customers served at year-end	**186,570**	**184,803**	1.0
Peak-hour demand, net *(in megawatts)*	**2,458**	**2,512**	(2.1)
Capitalization Ratios *(percent)*:			
Common stock equity	**61.2**	**66.1**	
Preferred stock	**3.2**	**3.5**	
Long-term debt (excluding amounts due within one year)	**35.6**	**30.4**	
Return on Average Common Equity *(percent)*	**13.75**	**13.96**	
Ratio of Earnings to Fixed Charges *(times)*	**8.47**	**8.57**	

LETTER TO INVESTORS
Mississippi Power Company 2008 Annual Report

It is my privilege to report Mississippi Power delivered solid financial results in 2008. Net income after dividends on preferred stock was $86 million compared to $84 million the previous year. The return on average common equity for 2008 was 13.75 percent, compared to 13.96 percent earned in 2007.

For the third consecutive year, Mississippi Power achieved first place in the 2008 Customer Value Benchmark Survey which measures customer perceptions on eight key business drivers. Mississippi Power scored in the top quartile on all business drivers measured.

A safe place to work translates directly into greater productivity and higher employee morale. Our employees focus on safety every day with a goal of Target Zero – not just zero accidents, but no unsafe acts. For the second year in a row, employees turned in the best safety performance in the Southeastern Electric Exchange.

Reliability is one key to customer satisfaction and we continue to invest in our infrastructure to make sure that customer outages are infrequent and short in duration. In 2008, our distribution performance for interruption frequency improved for the third consecutive year in the post-Katrina era. SAIFI (System Average Interruption Frequency Index) is an industry measure of the number of sustained outages an average customer experiences in a year. Our average customer experienced only 1.15 power failures during the year.

Mississippi Power employees give back to the communities we serve through volunteerism projects including an expanded Renew Our Rivers effort which earned a First Place National Keep America Beautiful Award for the second time; the construction of two Habitat for Humanity homes on the Mississippi Coast; the Friends In Need home weatherization program for the disadvantaged and low-income; and all-time high contributions to the Salvation Army Angel Tree project and the United Way campaign. Our employees take community involvement to a whole new level because it's who we are.

In an employee survey that measures the workplace environment, Mississippi Power scored one of its highest ratings ever among the employee population and also had the highest employee participation rate which is indicative of a positive and motivated workforce.

We feel very strongly that Mississippi is a better place to live, work, and do business for all of its citizens because we are a hometown utility. We play a significant role in statewide public policy issues, and we try to be good corporate citizens by providing leadership in the communities we serve.

I am optimistic about the future in Mississippi. We appreciate the confidence you have placed in us with your investment.

Sincerely,

Anthony J. Topazi
President and Chief Executive Officer
April 17, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Mississippi Power Company 2008 Annual Report

The management of Mississippi Power Company (the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Under management's supervision, an evaluation of the design and effectiveness of the Company's internal control over financial reporting was conducted based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

Anthony J. Topazi
President and Chief Executive Officer

Frances Turnage
Vice President, Treasurer, and Chief Financial Officer

February 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mississippi Power Company

We have audited the accompanying balance sheets and statements of capitalization of Mississippi Power Company (the "Company") (a wholly owned subsidiary of Southern Company) as of December 31, 2008 and 2007, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements (pages 28 to 62) present fairly, in all material respects, the financial position of Mississippi Power Company at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Atlanta, Georgia
February 25, 2009

OVERVIEW

Business Activities

Mississippi Power Company (the Company) operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Mississippi and to wholesale customers in the Southeast.

Many factors affect the opportunities, challenges, and risks of the Company's business of selling electricity. These factors include the ability to maintain a constructive regulatory environment, to maintain energy sales in the midst of the current economic downturn, and to effectively manage and secure timely recovery of rising costs. The Company has various regulatory mechanisms that operate to address cost recovery. Since 2005, the Company has completed a number of regulatory proceedings that provide for the timely recovery of costs.

Appropriately balancing required costs and capital expenditures with reasonable retail rates will continue to challenge the Company for the foreseeable future. Hurricane Katrina, the worst natural disaster in the Company's history, hit the Gulf Coast of Mississippi in August 2005, causing substantial damage to the Company's service territory. All of the Company's 195,000 customers were without service immediately after the storm. Through a coordinated effort with Southern Company, as well as non-affiliated companies, the Company restored power to all who could receive it within 12 days. However, due to obstacles in the rebuilding process, the Company has over 7,500 fewer retail customers as of December 31, 2008 as compared to pre-storm levels. In 2006, the Company received from the Mississippi Development Authority (MDA) a Community Development Block Grant (CDBG) in the amount of $276.4 million for costs related to Hurricane Katrina, of which $267.6 million was for the retail portion of the Hurricane Katrina restoration costs. In 2007, the Company received $109.3 million of storm restoration bond proceeds under the state bond program of which $25.2 million was for retail storm restoration cost, $60.0 million was to increase the Company's retail property damage reserve, and $24.1 million was to cover the retail portion of construction of a new storm operations center. In 2008, the Company received an additional $7.3 million of storm restoration bond proceeds related to the retail portion of construction for the storm operations center and anticipates the receipt of approximately $3.2 million in 2009 as final recovery of these retail costs.

The Company's retail base rates are set under the Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi Public Service Commission (PSC). PEP was designed with the objective to reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high.

Key Performance Indicators

In striving to maximize shareholder value while providing cost effective energy to customers, the Company continues to focus on several key indicators. These indicators are used to measure the Company's performance for customers and employees.

In recognition that the Company's long-term financial success is dependent upon how well it satisfies its customers' needs, the Company's retail base rate mechanism, PEP, includes performance indicators that directly tie customer service indicators to the Company's allowed return. PEP measures the Company's performance on a 10-point scale as a weighted average of results in three areas: average customer price, as compared to prices of other regional utilities (weighted at 40%); service reliability, measured in outage minutes per customer (40%); and customer satisfaction, measured in a survey of residential customers (20%). See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for more information on PEP.

In addition to the PEP performance indicators, the Company focuses on other performance measures, including broader measures of customer satisfaction, plant availability, system reliability, and net income. The Company's financial success is directly tied to the satisfaction of its customers. Management uses customer satisfaction surveys to evaluate the Company's results. Peak season equivalent forced outage rate (Peak Season EFOR) is an indicator of plant availability and efficient generation fleet operations during the months when generation needs are greatest. The rate is calculated by dividing the number of hours of forced outages by total generation hours. The actual EFOR performance for 2008 did not meet the target due to the effects of an unanticipated turbine rotor outage at Plant Daniel Unit 1. Net income after dividends on preferred stock is the primary component of the Company's contribution to Southern Company's earnings per share goal. Recognizing the critical role in the Company's success played by the Company's employees, employee-related measures are a significant management focus. These measures include safety and inclusion. The 2008 safety performance of the Company was the second best in the history of the Company with an Occupational Safety and Health Administration Incidence Rate of 0.53. This achievement resulted in the Company being recognized as one of the top in safety performance among all utilities in the Southeastern Electric Exchange. Inclusion initiatives resulted in performance at target levels for the year. The Company's 2008 results compared with its targets for some of these key indicators are reflected in the following chart.

Key Performance Indicator	2008 Target Performance	2008 Actual Performance
Customer Satisfaction	Top quartile in customer surveys	Top quartile
Peak Season EFOR	3.0% or less	6.53%
Net Income	$84.3 million	$86.0 million

See RESULTS OF OPERATIONS herein for additional information on the Company's financial performance. The financial performance achieved in 2008 reflects the continued emphasis that management places on all of these indicators, as well as the commitment shown by employees in achieving or exceeding management's expectations.

Earnings

The Company's net income after dividends on preferred stock was $86.0 million in 2008 compared to $84.0 million in 2007. The 2.4% increase in 2008 was primarily the result of an increase in territorial base revenues due to a retail base rate increase effective January 2008 and an increase in wholesale capacity revenues, partially offset by an increase in depreciation and amortization primarily due to the amortization of regulatory items, an increase in non-fuel related expenses, and an increase in charitable contributions. See Note 3 to the financial statements under "Retail Regulatory Matters" for additional information.

Net income after dividends on preferred stock was $84.0 million in 2007 compared to $82.0 million in 2006. The 2.4% increase in 2007 was primarily the result of an increase in territorial base revenues due to a retail base rate increase effective April 1, 2006, territorial sales growth, and an increase in total other income and expense as a result of charitable contributions in 2006. These factors were partially offset by an increase in non-fuel related expenses and an increase in depreciation and amortization expenses. See Note 3 to the financial statements under "Retail Regulatory Matters" for additional information.

Net income after dividends on preferred stock of $82.0 million in 2006 increased when compared to $73.8 million in 2005 primarily as a result of an increase in retail base rates which became effective April 1, 2006, an increase in wholesale base revenues partially offset by an increase in depreciation and amortization expenses, a decrease in total other income and expense as a result of charitable contributions, and higher interest rates on long-term debt.

RESULTS OF OPERATIONS

A condensed statement of income follows:

	Amount	Increase (Decrease) from Prior Year		
	2008	**2008**	2007	2006
		(in millions)		
Operating revenues	**$1,256.5**	**$142.8**	$104.5	$ 39.5
Fuel	**586.5**	**92.2**	55.6	80.1
Purchased power	**126.6**	**30.7**	22.6	(70.2)
Other operations and maintenance	**260.0**	**4.8**	18.6	(3.0)
Depreciation and amortization	**71.0**	**10.7**	13.5	13.3
Taxes other than income taxes	**65.1**	**4.8**	(0.6)	0.8
Total operating expenses	**1,109.2**	**143.2**	109.7	21.0
Operating income	**147.3**	**(0.4)**	(5.2)	18.5
Total other income and (expense)	**(11.3)**	**(1.1)**	10.9	(8.6)
Income taxes	**48.3**	**(3.4)**	3.7	1.7
Net income	**87.7**	**1.9**	2.0	8.2
Dividends on preferred stock	**1.7**	**-**	-	-
Net income after dividends on preferred stock	**$ 86.0**	**$ 1.9**	$ 2.0	$ 8.2

Operating Revenues

Details of the Company's operating revenues in 2008 and the prior two years were as follows:

	Amount		
	2008	2007	2006
		(in millions)	
Retail – prior year	**$ 727.2**	$ 647.2	$ 618.9
Estimated change in –			
Rates and pricing	**18.8**	8.7	23.2
Sales growth	**(1.1)**	12.3	(5.2)
Weather	**(1.8)**	(2.5)	5.0
Fuel and other cost recovery	**42.3**	61.5	5.3
Retail – current year	**785.4**	727.2	647.2
Wholesale revenues –			
Non-affiliates	**353.8**	323.1	268.8
Affiliates	**100.9**	46.2	76.4
Total wholesale revenues	**454.7**	369.3	345.2
Other operating revenues	**16.4**	17.2	16.8
Total operating revenues	**$1,256.5**	$1,113.7	$1,009.2
Percent change	**12.8%**	10.4%	4.1%

Total retail revenues for 2008 increased 8.0% when compared to 2007 primarily as a result of a retail base rate increase effective January 2008 and higher fuel revenues. Total retail revenues for 2007 increased 12.4% when compared to 2006 primarily as a result of an increase in territorial sales growth, a retail base rate increase effective April 1, 2006, and the Environmental Compliance Overview (ECO) Plan rate effective May 2007. Higher fuel revenues also contributed to the increase. Total retail revenues for 2006 increased 4.6% when compared to 2005 primarily as a result of a retail base rate increase effective April 1, 2006. Higher fuel revenues also contributed to the increase.

Electric rates for the Company include provisions to adjust billings for fluctuations in fuel costs, including the energy component of purchased power costs. Under these provisions, fuel revenues generally equal fuel expenses, including the fuel component of purchased power, and do not affect net income. The fuel and other cost recovery revenues increased in 2008 when compared to 2007 primarily as a result of the increase in fuel and purchased power expenses. The fuel and other cost recovery revenues increased in 2007 when compared to 2006 as a result of higher fuel costs. In 2006, fuel and other cost recovery revenues increased as compared to 2005 as a result of higher fuel costs and an increase in kilowatt-hours (KWH) generated.

Wholesale revenues from sales to non-affiliates will vary depending on the market cost of available energy compared to the cost of the Company and Southern Company system-owned generation, demand for energy within the Southern Company service territory, and availability of Southern Company system generation. Wholesale revenues from sales to non-affiliates increased $30.7 million, or 9.5%, in 2008 as compared to 2007 as a result of a $30.4 million increase in energy revenues, of which $40.4 million was associated with higher fuel prices and a $0.3 million increase in capacity revenues, partially offset by a $10.0 million decrease in KWH sales. Wholesale revenues from sales to non-affiliates increased $54.3 million, or 20.2%, in 2007 as compared to 2006 as a result of a $51.5 million increase in energy revenues, of which $32.0 million was associated with increased KWH sales and $19.5 million was associated with higher fuel prices, and a $2.8 million increase in capacity revenues. In 2006, wholesale revenues from sales to non-affiliates decreased $14.6 million, or 5.1%, compared to 2005. This decrease resulted from a $14.7 million decrease in energy revenues, of which $10.1 million was associated with decreased KWH sales and $4.6 million was associated with lower fuel prices.

Included in wholesale revenues from sales to non-affiliates are revenues from rural electric cooperative associations and municipalities located in southeastern Mississippi. The related revenues increased 8.3%, 12.6%, and 7.1%, in 2008, 2007, and 2006, respectively. The 2008 increase was driven by higher fuel costs. The customer demand experienced by these utilities is determined by factors very similar to those experienced by the Company.

Short-term opportunity energy sales are also included in sales for resale to non-affiliates. These opportunity sales are made at market-based rates (MBRs) that generally provide a margin above the Company's variable cost to produce the energy.

Wholesale revenues from sales to affiliated companies within the Southern Company system will vary from year to year depending on demand, availability and cost of generating resources at each company. These affiliated sales and purchases are made in accordance with the Intercompany Interchange Contract (IIC), as approved by the Federal Energy Regulatory Commission (FERC). Wholesale revenues from sales to affiliated companies increased 118.6% in 2008, when compared to 2007, decreased 39.5% in 2007, when compared to 2006, and increased 51.6% in 2006, when compared to 2005. These energy sales do not have a significant impact on earnings since the energy is generally sold at marginal cost.

Energy Sales

Changes in revenues are influenced heavily by the change in the volume of energy sold from year to year. KWH sales for 2008 and percent change by year were as follows:

	KWHs	**Percent Change**		
	2008	**2008**	2007	2006
	(in millions)			
Residential	**2,121**	**(0.6)%**	0.8%	(2.8)%
Commercial	**2,857**	**(0.7)**	7.5	(1.8)
Industrial	**4,187**	**(3.0)**	4.2	9.1
Other	**39**	**0.3**	4.9	(2.5)
Total retail	**9,204**	**(1.7)**	4.4	2.7
Wholesale				
Non-affiliated	**5,017**	**(3.3)**	12.1	(3.9)
Affiliated	**1,487**	**44.9**	(38.9)	87.4
Total wholesale	**6,504**	**4.7**	(1.5)	10.4
Total energy sales	**15,708**	**0.8**	2.0	5.7

Changes in retail energy sales are comprised of changes in electricity usage by customers, changes in weather, and changes in the number of customers. Residential energy sales decreased 0.6% in 2008 compared to 2007, due to decreased customer usage mainly due to a slowing economy and milder summer weather. Residential energy sales increased 0.8% in 2007 compared to 2006, primarily due to more favorable weather conditions, which offset slow customer growth. Residential energy sales decreased 2.8% in 2006 compared to 2005, due to mild winter weather and fewer customers following Hurricane Katrina.

Commercial energy sales decreased 0.7% in 2008 compared to 2007, due to mild weather and slower than expected customer growth due to the economy. Commercial energy sales increased 7.5% in 2007 compared to 2006, due to customer growth mainly in the casino and hotel industries. Commercial energy sales decreased 1.8% in 2006 compared to 2005, primarily due to commercial customer losses following Hurricane Katrina.

Industrial energy sales decreased 3.0% in 2008 compared to 2007, due to lower customer use from a slowing economy. Industrial energy sales increased 4.2% in 2007 compared to 2006, due to continued recovery after Hurricane Katrina. Industrial energy sales increased 9.1% in 2006 compared to 2005, primarily due to the recovery of load lost in 2005 resulting from Hurricane Katrina.

Wholesale energy sales to non-affiliates decreased 3.3%, increased 12.1%, and decreased 3.9%, in 2008, 2007, and 2006, respectively. Included in wholesale sales from sales to non-affiliates are sales from rural electric cooperative associations and municipalities located in southeastern Mississippi. Compared to the prior year, KWH sales to these utilities decreased 0.9% in 2008 due to slowing growth and milder weather, increased 4.3% in 2007 due to growth in the service territory, and increased 8.9% in 2006 compared to 2005 due to growth in the service territory and recovery from Hurricane Katrina in 2006. KWH sales to non-territorial customers located outside Mississippi Power's service territory decreased 9.6% in 2008 as compared to 2007 primarily due to lower off-system sales. KWH sales to non-territorial customers increased 41.0% in 2007 as compared to 2006 primarily due to more off-system sales. KWH sales to non-territorial customers decreased 33.0% percent in 2006 as compared to 2005 primarily due to less off-system sales. Wholesale sales to non-affiliates will vary depending on the market cost of available energy compared to the cost of the Company and

Southern Company system-owned generation, demand for energy within the Southern Company service territory, and availability of Southern Company system generation.

Wholesale energy sales to affiliates increased 44.9% in 2008 as compared to 2007 primarily due to the availability of the Company's lower cost generation resources sold to affiliated companies. Wholesale energy sales to affiliates decreased 38.9% in 2007 when compared to 2006 primarily due to a decrease in the Company's generation and an increase in territorial sales, therefore, less available to sell to affiliate companies. Wholesale energy sales to affiliates increased 87.4% in 2006 when compared to 2005 primarily due to the availability of the Company's lower cost generation resources sold to affiliated companies.

Fuel and Purchased Power Expenses

Fuel costs constitute the single largest expense for the Company. The mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units. Additionally, the Company purchases a portion of its electricity needs from the wholesale market. Details of the Company's electricity generated and purchased were as follows:

	2008	2007	2006
Total generation *(millions of KWHs)*	**14,324**	14,119	14,224
Total purchased power *(millions of KWHs)*	**2,091**	2,084	1,718
Sources of generation *(percent)* –			
Coal	**67**	69	71
Gas	**33**	31	29
Cost of fuel, generated *(cents per net KWH)* –			
Coal	**3.52**	2.92	2.52
Gas	**6.83**	6.25	6.04
Average cost of fuel, generated *(cents per net KWH)*	**4.43**	3.78	3.34
Average cost of purchased power *(cents per net KWH)*	**6.05**	4.60	4.26

Fuel and purchased power expenses were $713.1 million in 2008, an increase of $122.9 million, or 20.8%, above the prior year costs. This increase was primarily due to a $116.5 million increase in the cost of fuel and purchased power and a $6.4 million increase related to total KWHs generated and purchased. Fuel and purchased power expenses were $590.1 million in 2007, an increase of $78.3 million, or 15.3%, above the prior year costs. This increase was primarily due to a $63.8 million increase in the cost of fuel and purchased power and a $14.5 million increase related to total KWHs generated and purchased. In 2006, fuel and purchased power expenses were $511.9 million, an increase of $9.8 million, or 2.0%, above the prior year costs. This increase was primarily due to an increase of $9.7 million in the cost of fuel and purchased power.

Fuel expense increased $92.2 million in 2008 as compared to 2007. Approximately $86.1 million in additional fuel expenses resulted from higher coal, gas, and transportation prices and a $6.1 million increase in generation from Mississippi Power-owned facilities. Fuel expense increased $55.6 million in 2007 as compared to 2006. Approximately $56.8 million in additional fuel expenses resulted from higher coal, gas, transportation prices, and emission allowances, which were partially offset by a $1.2 million decrease in generation from Mississippi Power-owned facilities. Fuel expense increased $80.1 million in 2006 as compared to 2005 as a result of increases in fuel costs and an increase in generation. This increase in fuel expense is due to a $30.0 million increase in the cost of fuel due to higher coal, gas, transportation, and emission allowance prices and a $50.0 million increase related to more KWHs generated.

Purchased power expense increased $30.7 million, or 32.0%, in 2008 when compared to 2007. The increase was primarily due to an increase in the cost of purchased power. Purchased power expense increased $22.6 million, or 30.9%, in 2007 when compared to 2006. The increase was primarily due to an increase in the cost of purchased power and an increase in the amount of energy purchased which was partially due to a decrease in generation resulting from plant outages. Purchased power expense decreased $70.2 million, or 49%, in 2006 when compared to 2005. The decrease was primarily due to more generation being available to meet customer demand and a decrease in the cost of purchased power. Energy purchases vary from year to year depending on demand and the availability and cost of the Company's generating resources. These expenses do not have a significant impact on earnings since the energy purchases are generally offset by energy revenues through the Company's fuel cost recovery clause.

Over the last several years, coal prices have been influenced by a worldwide increase in demand from developing countries, as well as increases in mining and fuel transportation costs. In the first half of 2008, coal prices reached unprecedented high levels primarily due to increased demand following more moderate pricing in 2006 and 2007. Despite these fluctuations, fuel inventories have been adequate and fuel supply markets have been sufficient to meet expected fuel requirements. Demand for natural gas in the United States also increased in 2007 and the first half of 2008. However, natural gas supplies increased in the last half of 2008 as a result of increased production and higher storage levels due in part to weak industrial demand. Both coal and natural gas prices moderated in the second half of 2008 as the result of a recessionary economy.

Fuel expenses generally do not affect net income, since they are offset by fuel revenues under the Company's fuel cost recovery clause. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Fuel Cost Recovery" and Note 1 to the financial statements under "Fuel Costs" for additional information.

Other Operations and Maintenance Expenses

Total other operations and maintenance expenses increased $4.8 million in 2008 as compared to 2007 primarily due to a $6.9 million increase in transmission and distribution expenses, an increase in administrative expenses primarily resulting from the reclassification of System Restoration Rider (SRR) revenues of $3.8 million to expense pursuant to an order from the Mississippi PSC dated January 9, 2009, a $1.9 million increase in generation related environmental expenses, and a $1.1 million increase in generation operations and outage related expenses. These increases were partially offset by a $9.3 million reclassification of generation construction screening expenses to a regulatory asset upon the FERC acceptance of the wholesale filing on October 24, 2008.

Total other operations and maintenance expenses increased $18.6 million from 2006 to 2007. Other operations expense increased $15.1 million, or 8.8%, in 2007 compared to 2006 primarily as a result of a $4.1 million increase in generation construction screening, a $3.3 million insurance recovery for storm restoration expense recognized in 2006, a $2.1 million increase in employee benefits primarily due to increase in medical expense, a $2.0 million increase in outside and other contract services, and a $2.0 million increase in scheduled production projects. Maintenance expense increased $3.5 million, or 5.2%, in 2007 when compared to 2006, primarily as a result of a $5.5 million increase in generation maintenance expense primarily due to outage work in 2007, partially offset by a $2.0 million decrease in transmission and distribution maintenance expenses due primarily to the deferral of these expenses pursuant to the regulatory accounting order from the Mississippi PSC.

In 2006, total other operations and maintenance expenses decreased $3.0 million compared to 2005. Other operations expense increased $1.9 million, or 1.1%, in 2006 compared to 2005 primarily as a result of a $1.8 million increase in distribution operations expense and a $1.5 million increase in employee benefit expenses, partially offset by a $1.0 million decrease in bad debt expense. Maintenance expense decreased $4.9 million, or 6.8%, in 2006, primarily due to the $3.4 million accrual of certain expenses arising from Hurricane Katrina related to the wholesale portion of the business in 2005 and the $2.8 million partial recovery of these expenses from the CDBG in 2006, partially offset by a $0.5 million increase in 2006 due to the increased operation of combined cycle units as gas costs decreased in 2006 when compared to 2005.

See FUTURE EARNINGS POTENTIAL – "PSC Matters – System Restoration Rider and – Storm Damage Cost Recovery" and "FERC Matters – Wholesale Rate Filing" herein for additional information.

Depreciation and Amortization

Depreciation and amortization expenses increased $10.7 million in 2008 compared to 2007 primarily due to a $5.7 million increase in amortization related to a regulatory liability recorded in 2003 that ended in December 2007 in connection with the Mississippi PSC's accounting order on Plant Daniel capacity, a $2.9 million increase in depreciation expense primarily due to an increase in plant in service, and a $2.4 million increase for amortization of certain reliability-related maintenance costs deferred in 2007 in accordance with a Mississippi PSC order. Depreciation and amortization expenses increased $13.5 million in 2007 compared to 2006 due to a regulatory liability recorded in 2003 in connection with the Mississippi PSC's accounting order on Plant Daniel capacity and an increase in amortization of environmental costs related to the approved ECO Plan. Depreciation and amortization expenses increased $13.3 million in 2006 compared to 2005 due to amortization related to a regulatory liability recorded in 2003 in connection with the Mississippi PSC's accounting order on Plant Daniel capacity and the impact of a new depreciation study effective January 1, 2006. See Note 3 under "Retail Regulatory Matters – Performance Evaluation Plan" and "Environmental Compliance Overview Plan" for additional information.

Taxes Other Than Income Taxes

Taxes other than income taxes increased 7.9% in 2008 compared to 2007 primarily as a result of a $2.7 million increase in ad valorem taxes and a $1.3 million increase in municipal franchise taxes. Taxes other than income taxes decreased 0.9% in 2007 compared to 2006 primarily as a result of a $2.0 million decrease in ad valorem taxes, partially offset by a $1.5 million increase in municipal franchise taxes. In 2006, taxes other than income taxes increased 1.4% over the prior year primarily as a result of a $0.5 million increase in ad valorem taxes and a $0.3 million increase in municipal franchise taxes. The retail portion of the increase in ad valorem taxes is recoverable under the Company's ad valorem tax cost recovery clause and, therefore, does not affect net income. The increase in municipal franchise taxes is directly related to the increase in total retail revenues.

Total Other Income and (Expense)

The $1.1 million decrease in total other income and (expense) in 2008 compared to 2007 is primarily due to higher charitable contributions of $3.1 million partially offset by $0.4 million increase in revenues from contracting work performed for customers, a $0.6 million decrease in other deductions, and a $0.6 million increase in allowance for equity funds used during construction. The $10.9 million increase in total other income and (expense) in 2007 compared to 2006 is primarily due to higher charitable contributions in 2006 as compared to 2007 and a gain on a contract termination approved by the FERC in 2007. The $8.6 million decrease in total other income and (expense) in 2006 compared to 2005 is primarily due to charitable contributions and higher interest rates on long-term debt.

Income Taxes

Income taxes decreased $3.4 million, or 6.7%, in 2008 primarily due to decreased pre-tax income, the amortization of a regulatory liability pursuant to a December 2007 regulatory accounting order from the Mississippi PSC, and a State of Mississippi manufacturing investment tax credit, partially offset by a decrease in the federal production activities deduction. See Note 3 to the financial statements under "Retail Regulatory Matters" for additional information. Income taxes increased $3.7 million, or 7.8%, in 2007 primarily due to increased pre-tax income and lower federal and state tax credits. Income taxes increased $1.7 million, or 3.7%, in 2006 primarily due to increased pre-tax income, partially offset by higher federal and state tax credits. See Note 5 to the financial statements under "Effective Tax Rate."

Effects of Inflation

The Company is subject to rate regulation that is based on the recovery of costs. PEP is based on annual projected costs, including estimates for inflation. When historical costs are included, or when inflation exceeds projected costs used in rate regulation or market-based prices, the effects of inflation can create an economic loss since the recovery of costs could be in dollars that have less purchasing power. In addition, the income tax laws are based on historical costs. The inflation rate has been relatively low in recent years and any adverse effect of inflation on the Company has not been significant.

FUTURE EARNINGS POTENTIAL

General

The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located in southeast Mississippi and to wholesale customers in the southeastern United States. Prices for electricity provided by the Company to retail customers are set by the Mississippi PSC under cost-based regulatory principles. Retail rates and earnings are reviewed and may be adjusted periodically within certain limitations. Prices for wholesale electricity sales, interconnecting transmission lines and the exchange of electric power are regulated by the FERC. See ACCOUNTING POLICIES – "Application of Critical Accounting Policies and Estimates – Electric Utility Regulation" herein and Note 3 to the financial statements under "FERC Matters" and "Retail Regulatory Matters" for additional information about regulatory matters.

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of the Company's future earnings depends on numerous factors that affect the opportunities, challenges, and risks of the Company's primary business of selling electricity. These factors include the Company's ability to maintain a constructive regulatory environment that continues to allow for the recovery of all prudently incurred costs during a time of increasing costs. Future earnings in the near term will depend, in part, upon maintaining energy sales during the current economic downturn, which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth or decline in the Company's service area. Recent recessionary conditions have negatively impacted sales growth. The timing and extent of the economic recovery will impact future earnings.

Environmental Matters

Compliance costs related to the Clean Air Act and other environmental statutes and regulations could affect earnings if such costs cannot continue to be fully recovered in rates on a timely basis. Environmental compliance spending over the next several years may exceed amounts estimated. Some of the factors driving the potential for such an increase are higher commodity costs, market demand for labor, and scope additions and clarifications. The timing, specific requirements, and estimated costs could also change as environmental statutes and regulations are adopted or modified. See Note 3 to the financial statements under "Environmental Matters" for additional information.

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. After Alabama Power was dismissed from the original action for jurisdictional reasons, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama. In these lawsuits, the EPA alleged that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and Georgia Power, including one co-owned by the Company. The civil actions request penalties and injunctive relief, including an order requiring installation of the best available control technology at the affected units. The action against Georgia Power has been administratively closed since the spring of 2001, and the case has not been reopened.

In June 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving a portion of the Alabama Power lawsuit relating to the alleged NSR violations at Plant Miller. The consent decree required Alabama Power to pay $100,000 to resolve the government's claim for a civil penalty and to donate $4.9 million of sulfur dioxide emission allowances to a nonprofit charitable organization. It also formalized specific emissions reductions to be accomplished by Alabama Power, consistent with other Clean Air Act programs that require emissions reductions. In August 2006, the district court in Alabama granted Alabama Power's motion for summary judgment and entered final judgment in favor of Alabama Power on the EPA's claims related to all of the remaining plants: Plants Barry, Gaston, Gorgas, and Greene County.

The plaintiffs appealed the district court's decision to the U.S. Court of Appeals for the Eleventh Circuit, where the appeal was stayed pending the U.S. Supreme Court's decision in a similar case against Duke Energy. The Supreme Court issued its decision in the Duke Energy case in April 2007, and in December 2007, the Eleventh Circuit vacated the district court's decision in the Alabama Power case and remanded the case back to the district court for consideration of the legal issues in light of the Supreme Court's decision in the Duke Energy case. On July 24, 2008, the U.S. District Court for the Northern District of Alabama granted partial summary judgment in favor of Alabama Power regarding the proper legal test for determining whether projects are routine maintenance, repair, and replacement and therefore are excluded from NSR permitting. The decision did not resolve the case, and the ultimate outcome of these matters cannot be determined at this time.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $37,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in either of these cases could require substantial capital expenditures or affect the timing of currently budgeted capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

Carbon Dioxide Litigation

New York Case

In July 2004, three environmental groups and attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed complaints in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. The plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit in October 2005, but no decision has been issued. The ultimate outcome of these matters cannot be determined at this time.

Kivalina Case

On February 26, 2008, the Native Village of Kivalina and the City of Kivalina filed a suit in the U.S. District Court for the Northern District of California against several electric utilities (including Southern Company), several oil companies, and a coal company. The plaintiffs are the governing bodies of an Inupiat village in Alaska. The plaintiffs contend that the village is being destroyed by erosion allegedly caused by global warming that the plaintiffs attribute to emissions of greenhouse gases by the defendants. The plaintiffs assert claims for public and private nuisance and contend that the defendants have acted in concert and are therefore jointly and severally liable for the plaintiffs' damages. The suit seeks damages for lost property values and for the cost of relocating the village, which is alleged to be $95 million to $400 million. On June 30, 2008, all defendants filed motions to dismiss this case. Southern Company believes that these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. The ultimate outcome of this matter cannot be determined at this time.

Environmental Statutes and Regulations

General

The Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Applicable statutes include the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning & Community Right-to-Know Act; the Endangered Species Act; and related federal and state regulations. Compliance with these environmental requirements involves significant capital and operating costs, a major portion of which is expected to be recovered through existing ratemaking provisions. Through 2008, the Company had invested approximately $202 million in capital projects to comply with these requirements, with annual totals of $41 million, $17 million, and $4.8 million for 2008, 2007, and 2006, respectively. The Company expects that capital expenditures to assure compliance with existing and new statutes and regulations will be an additional $28 million, $61 million, and $111 million for 2009, 2010, and 2011, respectively. The Company's compliance strategy can be affected by changes to existing environmental laws, statutes, and regulations, the cost, availability, and existing inventory of emission allowances, and the Company's fuel mix. Environmental costs that are known and estimable at this time are included in capital expenditures discussed under FINANCIAL CONDITION AND LIQUIDITY – "Capital Requirements and Contractual Obligations" herein.

Compliance with any new federal or state legislation or regulations related to global climate change, air quality, combustion byproducts, including coal ash, or other environmental and health concerns could also significantly affect the Company. Although new or revised environmental legislation or regulations could affect many areas of the Company's operations, the full impact of any such changes cannot be determined at this time.

Air Quality

Compliance with the Clean Air Act and resulting regulations has been and will continue to be a significant focus for the Company. Through 2008, the Company had spent approximately $102 million in reducing sulfur dioxide (SO_2) and nitrogen oxide (NO_x) emissions and in monitoring emissions pursuant to the Clean Air Act. Additional controls are currently being installed at several plants to further reduce air emissions, maintain compliance with existing regulations, and meet new requirements.

In 2004, the EPA designated nonattainment areas under an eight-hour ozone standard. No area within the Company's service area was designated as nonattainment under the eight-hour ozone standard. On March 12, 2008, the EPA issued a final rule establishing a more stringent eight-hour ozone standard which will likely result in designation of new nonattainment areas within the Company's service territory. The EPA is expected to publish those designations in 2010, and require state implementation plans for any nonattainment areas by 2013.

The EPA issued the final Clean Air Interstate Rule (CAIR) in March 2005. This cap-and-trade rule addresses power plant SO_2 and NO_x emissions that were found to contribute to nonattainment of the eight-hour ozone and fine particulate matter standards in downwind states. Twenty-eight eastern states, including the State of Mississippi, are subject to the requirements of the rule. The rule calls for additional reductions of NO_x and/or SO_2 to be achieved in two phases, 2009/2010 and 2015. On July 11, 2008, in response to petitions brought by certain states and regulated industries challenging particular aspects of CAIR, the U.S. Court of Appeals for the District of Columbia Circuit issued a decision vacating CAIR in its entirety and remanding it to the EPA for further action consistent with its opinion. On December 23, 2008, however, the U.S. Court of Appeals for the District of Columbia Circuit altered its July decision in response to a rehearing petition and remanded CAIR to the EPA without vacatur, thereby leaving CAIR compliance requirements in place while the EPA develops a revised rule. The State of Mississippi has an EPA-approved plan for implementing this rule. These reductions will be accomplished by the installation of additional emission controls at the Company's coal-fired facilities and/or by the purchase of emission allowances. The full impact of the court's remand and the outcome of EPA's future rulemaking in response cannot be determined at this time.

The Clean Air Visibility Rule (formerly called the Regional Haze Rule) was finalized in July 2005. The goal of this rule is to restore natural visibility conditions in certain areas (primarily national parks and wilderness areas) by 2064. The rule involves (1) the application of Best Available Retrofit Technology (BART) to certain sources built between 1962 and 1977 and (2) the application of any additional emissions reductions which may be deemed necessary for each designated area to achieve reasonable progress by 2018 toward the natural conditions goal. Thereafter, for each 10-year planning period, additional emissions reductions will be required to continue to demonstrate reasonable progress in each area during that period. For power plants, the Clean Air Visibility Rule allows states to determine that the CAIR satisfies BART requirements for SO_2 and NO_x. Extensive studies were performed for each of the Company's affected units to demonstrate that additional particulate matter controls are not necessary under BART. The states of Alabama and Mississippi have determined that no additional SO_2 controls necessary under BART. States have completed or are currently completing implementation plans that contain strategies for BART and any other measures required to achieve the first phase of reasonable progress.

The impacts of the eight-hour ozone and nonattainment designations, and the Clean Air Visibility Rule on the Company cannot be determined at this time and will depend on the resolution of any pending legal challenges and the development and implementation of rules at the state level.

The Company has developed and continually updates a comprehensive environmental compliance strategy to assess compliance obligations associated with the continuing and new environmental requirements discussed above. As part of this strategy, the Company plans to install additional SO_2 and NO_x emission controls within the next several years to ensure continued compliance with applicable air quality requirements.

In March 2005, the EPA published the final Clean Air Mercury Rule, a cap-and-trade program for the reduction of mercury emissions from coal-fired power plants. The final Clean Air Mercury Rule was challenged in the U.S. Court of Appeals for the District of Columbia Circuit. The petitioners alleged that the EPA was not authorized to establish a cap-and-trade program for mercury emissions and instead the EPA must establish maximum achievable control technology standards for coal-fired electric utility steam generating units. On February 8, 2008, the court ruled in favor of the petitioners and vacated the Clean Air Mercury Rule. The Company's overall environmental compliance strategy relies primarily on a combination of SO_2 and NOx controls to reduce mercury emissions. Any significant changes in the strategy will depend on the outcome of any appeals and/or future federal and state rulemakings. Future rulemakings necessitated by the court's decision could require emission reductions more stringent than those required by the Clean Air Mercury Rule.

Water Quality

In July 2004, the EPA published its final technology-based regulations under the Clean Water Act for the purpose of reducing impingement and entrainment of fish, shellfish, and other forms of aquatic life at existing power plant cooling water intake structures. The rules require baseline biological information and, perhaps, installation of fish protection technology near some intake structures at existing power plants. In January 2007, the U.S. Court of Appeals for the Second Circuit overturned and remanded several provisions of the rule, including the use of cost-benefit analysis, to the EPA for revisions. The decision has been appealed to the U.S. Supreme Court. The full impact of these regulations will depend on subsequent legal proceedings, further rulemaking by the EPA, the results of studies and analyses performed as part of the rules' implementation, and the actual requirements established by state regulatory agencies and, therefore, cannot be determined at this time.

Environmental Remediation

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company could incur substantial costs to clean up properties. The Company conducts studies to determine the extent of any required cleanup and has recognized in its respective financial statements the costs to clean up known sites. Amounts for cleanup and ongoing monitoring costs were not material for any year presented. The Company could be liable for some or all required cleanup costs for additional sites that may require environmental remediation. See Note 3 to the financial statements under "Environmental Matters – Environmental Remediation" for additional information.

Global Climate Issues

Federal legislative proposals that would impose mandatory requirements related to greenhouse gas emissions and renewable energy standards continue to be strongly considered in Congress, and the reduction of greenhouse gas emissions has been identified as a high priority by the current Administration. The ultimate outcome of these proposals cannot be determined at this time; however, mandatory restrictions on the Company's greenhouse gas emissions could result in significant additional compliance costs that could affect future unit retirement and replacement decisions and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

In April 2007, the U.S. Supreme Court ruled that the EPA has authority under the Clean Air Act to regulate greenhouse gas emissions from new motor vehicles. The EPA is currently developing its response to this decision. Regulatory decisions that will follow from this response may have implications for both new and existing stationary sources, such as power plants. The ultimate outcome of these rulemaking activities cannot be determined at this time; however, as with the current legislative proposals, mandatory restrictions on the Company's greenhouse gas emissions could result in significant additional compliance costs that could affect future unit retirement and replacement decisions and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

In addition, some states are considering or have undertaken actions to regulate and reduce greenhouse gas emissions. For example, on June 25, 2008, Florida's Governor signed comprehensive energy-related legislation that includes authorization for the Florida Department of Environmental Protection to adopt rules for a cap-and-trade regulatory program to address greenhouse gas emissions from electric utilities, conditioned upon their ratification by the legislature no sooner than the 2010 legislative session. This legislation also authorizes the Florida PSC to adopt a renewable portfolio standard for public utilities, subject to legislative ratification. The impact of any similar legislation on the Company will depend on the future development, adoption, legislative ratification, implementation, and potential legal challenges to rules governing greenhouse gas emissions and mandates regarding the use of renewable energy, and the ultimate outcome cannot be determined at this time.

International climate change negotiations under the United Nations Framework Convention on Climate Change also continue. Current efforts focus on a potential successor to the Kyoto Protocol for the post 2012 timeframe, with a conclusion to this round of negotiations targeted for the end of 2009. The outcome and impact of the international negotiations cannot be determined at this time.

The Company is actively evaluating and developing electric generating technologies with lower greenhouse gas emissions. This includes the proposed construction of an advanced Integrated Coal Gasification Combined Cycle (IGCC) unit with approximately 50% carbon capture in Kemper County, Mississippi. The Company is currently considering additional projects and is pursuing research into the costs and viability of other renewable technologies for the Southeast.

FERC Matters

Market-Based Rate Authority

The Company has authorization from the FERC to sell power to non-affiliates, including short-term opportunity sales, at market-based prices. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate.

In December 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within its retail service territory. The ability to charge market-based rates in other markets is not an issue in the proceeding. Any new market-based rate sales by the Company in Southern Company's retail service territory entered into during a 15-month refund period that ended in May 2006 could be subject to refund to a cost-based rate level.

In November 2007, the presiding administrative law judge issued an initial decision regarding the methodology to be used in the generation dominance tests. The proceedings are ongoing. The ultimate outcome of this generation dominance proceeding cannot now be determined, but an adverse decision by the FERC in a final order could require the Company to charge cost-based rates for certain wholesale sales in the Southern Company retail service territory, which may be lower than negotiated market-based rates, and could also result in total refunds of up to $8.4 million, plus interest. The Company believes that there is no meritorious basis for an adverse decision in this proceeding and is vigorously defending itself in this matter.

In June 2007, the FERC issued its final rule in Order No. 697 regarding market-based rate authority. The FERC generally retained its current market-based rate standards. Responding to a number of requests for rehearing, the FERC issued Order No. 697-A on April 21, 2008 and Order No. 697-B on December 12, 2008. These orders largely affirmed the FERC's prior revision and codification of the regulations governing market-based rates for public utilities. In accordance with the orders, Southern Company submitted to the FERC an updated market power analysis on September 2, 2008 related to its continued market-based rate authority. The ultimate outcome of this matter cannot now be determined.

On October 17, 2008, Southern Company filed with the FERC a revised market-based rate (MBR) tariff and a new cost-based rate (CBR) tariff. The revised MBR tariff provides for a "must offer" energy auction whereby Southern Company offers all of its available energy for sale in a day-ahead auction and an hour-ahead auction with reserve prices not to exceed the CBR tariff price, after considering Southern Company's native load requirements, reliability obligations, and sales commitments to third parties. All sales under the energy auction would be at market clearing prices established under the auction rules. The new CBR tariff provides for a cost-based price for wholesale sales of less than a year. On December 18, 2008, the FERC issued an order conditionally accepting the MBR tariff subject to certain revisions to the auction proposal. On January 21, 2009, Southern Company made a compliance filing that accepted all the conditions of the MBR tariff order. When this order becomes final, Southern Company will have 30 days to implement the wholesale auction. On December 31, 2008, the FERC issued an order conditionally accepting the CBR tariff subject to providing additional information concerning one aspect of the tariff. On January 30, 2009, Southern Company filed a response addressing the FERC inquiry to the CBR tariff order. Implementation of the energy auction in accordance with the MBR tariff order is expected to adequately mitigate going forward any presumption of market power that Southern Company may have in the Southern Company retail service territory. The timing of when the FERC may issue the final orders on the MBR and CBR tariffs and the ultimate outcome of these matters cannot be determined at this time.

Wholesale Rate Filing

On August 29, 2008, Mississippi Power filed with the FERC a request for revised wholesale electric tariff and rates. Prior to making this filing, Mississippi Power reached a settlement with all of its customers who take service under the tariff. This settlement agreement was filed with the FERC as part of the request. The settlement agreement provided for an increase in annual base wholesale revenues in the amount of $5.8 million, effective January 1, 2009. In addition, the settlement agreement allows Mississippi Power to increase its annual accrual for the wholesale portion of property damage to $303,000 per year, to defer any property damage costs prudently incurred in excess of the wholesale property damage reserve balance, and to defer the wholesale portion of the generation screening and evaluation costs associated with the IGCC project to be located in Kemper County Mississippi. The settlement agreement also provided that Mississippi Power will not seek a change in wholesale full-requirements rates before November 1, 2010, except for changes associated with the fuel adjustment clause and the energy cost management clause, changes associated with property damages that exceed the amount in the wholesale property damage reserve, and changes associated with costs and expenses associated with environmental requirements affecting fossil fuel generating facilities. On October 24, 2008, Mississippi

Power received notice that the FERC had accepted the filing effective November 1, 2008, and the revised monthly charges were applied beginning January 1, 2009. As result of the order, the Company reclassified $9.3 million of previously expensed generation screening and evaluation costs to a regulatory asset. See Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information.

PSC Matters

Statewide Electric Generation Needs Review

On April 30, 2008, in accordance with the Mississippi Public Utility Act, the Mississippi PSC issued an order to develop, publicize, and keep current an analysis of the five-year long-range needs for expansion of facilities for the generation of electricity in the State of Mississippi. In its order, the Mississippi PSC directed all affected utilities to submit evidence in support of their forecasts and plans in accordance with the Mississippi PSC's Public Utilities Rules of Practice and Procedure. Comments were filed on June 10, 2008, and hearings were held in August 2008. On January 16, 2009, the Company filed for a request for a Certificate of Public Convenience to construct generating capacity. The ultimate outcome of this matter cannot now be determined. See Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information.

Mississippi Base Load Construction Legislation

In the 2008 regular session of the Mississippi legislature, a bill was passed and signed by the Governor on May 9, 2008 to enhance the Mississippi PSC's authority to facilitate development and construction of base load generation in the State of Mississippi (Baseload Act). The Baseload Act authorizes, but does not require, the Mississippi PSC to adopt a cost recovery mechanism that includes in retail base rates, prior to and during construction, all or a portion of the prudently incurred pre-construction and construction costs incurred by a utility in constructing a base load electric generating plant. Prior to the passage of the Baseload Act, such costs would traditionally be recovered only after the plant was placed in service. The Baseload Act also provides for periodic prudence reviews by the Mississippi PSC and prohibits the cancellation of any such generating plant without the approval of the Mississippi PSC. In the event of cancellation of the construction of the plant without approval of the Mississippi PSC, the Baseload Act authorizes the Mississippi PSC to make a public interest determination as to whether and to what extent the utility will be afforded rate recovery for costs incurred in connection with such cancelled generating plant. The effect of this legislation on Mississippi Power cannot now be determined.

Performance Evaluation Plan

In May 2004, the Mississippi PSC approved the Company's request to reclassify 266 megawatts of Plant Daniel Units 3 and 4 capacity to jurisdictional cost of service effective January 1, 2004, and authorized the Company to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. In the May 2004 order establishing the Company's forward-looking Rate Schedule PEP, the Mississippi PSC ordered that the Mississippi Public Utilities Staff and the Company review the operations of the PEP in 2007. By mutual agreement, this review was deferred until 2008 and is currently ongoing. The outcome of this review cannot now be determined.

In April 2007, the Mississippi PSC issued an order allowing the Company to defer certain reliability related maintenance costs beginning January 1, 2007, and recover them evenly over a four-year period beginning January 1, 2008. These costs related to maintenance that was needed as follow-up to emergency repairs that were made subsequent to Hurricane Katrina. At December 31, 2007, the Company had incurred and deferred the retail portion of $9.5 million of such costs. At December 31, 2008, the Company had a balance of the deferred retail portion of $7.1 million with $2.4 million included in current assets as other regulatory assets and $4.7 million included in long-term other regulatory assets.

In December 2007, the Company submitted its annual PEP filing for 2008, which resulted in a rate increase of 1.983% or $15.5 million annually, effective January 2008. In December 2006, the Company submitted its annual PEP filing for 2007, which resulted in no rate change.

In December 2007, the Company received an order from the Mississippi PSC requiring it to defer $1.4 million associated with the retail portion of certain tax credits and favorable adjustments related to permanent differences pertaining to its 2006 income tax returns filed in September 2007. These tax differences were recorded in a regulatory liability included in the current portion of other regulatory liabilities and were amortized ratably over the twelve month period beginning January 2008.

On March 14, 2008, the Company submitted its annual PEP lookback filing for 2007, which recommended no surcharge or refund. At the conclusion of the Mississippi Public Utilities Staff's review of the PEP lookback filing for 2007, the Company and the Mississippi Public Utilities Staff jointly submitted a stipulation to the Mississippi PSC which recommended no surcharge or refund.

The Mississippi Public Utilities Staff, pursuant to the Mississippi PSC's 2004 order approving the current PEP plan, is reviewing PEP to determine if any modifications should be made to the plan. Concurrent with this review, the annual PEP evaluation filing for 2009 was delayed by order of the Mississippi PSC and was scheduled to be filed on or before March 9, 2009. On February 23, 2009, however, the Company requested that the Mississippi PSC issue an order suspending the 2009 PEP evaluation filing to continue the scheduled review of the plan. The Company does not anticipate that suspending the PEP filing for 2009 will have a material impact on 2009 earnings. The Company anticipates that, as a result of the required review, changes to the plan will be made. Annual evaluations would resume for 2010 under a revised PEP plan. The final outcome cannot be determined at this time. See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for more information on PEP.

System Restoration Rider

In September 2006, the Company filed with the Mississippi PSC a request to implement a SRR to increase the Company's cap on the property damage reserve and to authorize the calculation of an annual property damage accrual based on a formula. The purpose of the SRR is to provide for recovery of costs associated with property damage (including certain property insurance and the costs of self insurance) and to facilitate the Mississippi PSC's review of these costs. In November 2007, the Company along with the Mississippi Public Utilities Staff agreed and stipulated to a revised SRR calculation method that would no longer require the Mississippi PSC to set a cap on the property damage reserve or to authorize the calculation of an annual property damage accrual. Under the revised SRR calculation method, the Mississippi PSC would periodically agree on SRR revenue levels that would be developed based on historical data, expected exposure, type and amount of insurance coverage excluding insurance costs, and other relevant information.

On January 9, 2009, the Mississippi PSC issued an order accepting the stipulation and the revised SRR calculation method. The applicable SRR rate level will be adjusted every three years, unless a significant change in circumstances occurs such that the Company and the Mississippi Public Utilities Staff or the Mississippi PSC deems that a more frequent change would be appropriate. The Company will submit annual filings setting forth SRR-related revenues, expenses and investment for the projected filing period, as well as the true-up for the prior period. As a result the December 2008 retail regulatory liability of $6.8 million was reclassified to the property damage reserve. On February 2, 2009, the Company submitted its 2009 SRR rate filing with the Mississippi PSC, which proposed that the 2009 SRR rate level remain at zero and the Company be allowed to accrue approximately $4.0 million to the property damage reserve in 2009. The final outcome of this matter cannot now be determined.

Environmental Compliance Overview Plan

On February 3, 2009, the Company submitted its 2009 ECO Plan Notice which proposes an increase of 19 cents per 1,000 KWH for residential customers. The final outcome of this matter cannot now be determined. On February 1, 2008, the Company filed with the Mississippi PSC its annual ECO Plan evaluation for 2008. After the filing of the ECO Plan evaluation, the regulations addressing mercury emissions were altered by a decision issued by the U.S. Court of Appeals for the District of Columbia Circuit on February 8, 2008. On April 7, 2008, the Company filed with the Mississippi PSC a supplemental ECO Plan evaluation in which the projects included in the ECO Plan evaluation on February 1, 2008 being undertaken primarily for mercury control were removed. In this supplemental ECO Plan filing, the Company requested a 15 cent per 1,000 KWH decrease for retail residential customers. The Mississippi PSC approved the supplemental ECO Plan evaluation on June 11, 2008, with the new rates effective in June 2008. In April 2007, the Mississippi PSC approved the Company's 2007 ECO Plan, which included an 86 cents per 1,000 KWH increase for retail residential customers. This increase represented an addition of approximately $7.5 million in annual revenues for the Company. The new rates were effective in April 2007.

Fuel Cost Recovery

The Company establishes, annually, a retail fuel cost recovery factor that is approved by the Mississippi PSC. Over the past several years, the Company has continued to experience higher than expected fuel costs for coal and natural gas. The Company is required to file for an adjustment to the retail fuel cost recovery factor annually; such filing occurred in November 2008. On December 29, 2008, the Mississippi PSC held a hearing on the Company's proposed increase in its fuel cost recovery factor. On February 11, 2009, the hearing examiner submitted a formal recommendation to the Mississippi PSC for approval of the factor as filed, with recovery proposed for the remaining calendar months of 2009. Any over or under recovery of fuel costs for 2009 would be addressed in the

Company's 2010 fuel cost recovery filing. The recommendation is under review by the Mississippi PSC at this time; therefore, the final outcome of this matter cannot now be determined. The proposed retail fuel cost recovery factor will result in an annual increase in an amount equal to 12.2% of total 2008 retail revenue. At December 31, 2008, the amount of under recovered retail fuel costs included in the balance sheet was $36.0 million compared to $24.5 million at December 31, 2007. The Company also has a wholesale Municipal and Rural Associations (MRA) and Market Base (MB) fuel cost recovery factor. Effective January 1, 2009, the wholesale MRA fuel rate increased resulting in an annual increase in an amount equal to 13.9% of total 2008 MRA revenue. Effective February 1, 2009, the wholesale MB fuel rate increased resulting in an annual increase in an amount equal to 16.7% of total 2008 MB revenue. At December 31, 2008, the amount of under recovered wholesale MRA and MB fuel costs included in the balance sheets was $15.4 million and $3.7 million compared to $13.7 million and $2.3 million, respectively, at December 31, 2007. The Company's operating revenues are adjusted for differences in actual recoverable fuel cost and amounts billed in accordance with the currently approved cost recovery rate. Accordingly, this increase to the billing factor will have no significant effect on the Company's revenues or net income, but will increase annual cash flow.

On October 7, 2008, the Mississippi PSC opened a docket to investigate and review interest and carrying charges under the fuel adjustment clause for utilities within the State of Mississippi including the Company. A hearing was held November 6, 2008 to hear testimony regarding the method of calculating carrying charges on over and under recoveries of fuel-related costs. The ultimate outcome of this matter cannot now be determined.

Storm Damage Cost Recovery

In August 2005, Hurricane Katrina hit the Gulf Coast of the United States and caused significant damage within the Company's service area. The estimated total storm restoration costs relating to Hurricane Katrina through December 31, 2007 of $302.4 million, which was net of expected insurance proceeds of approximately $77 million, without offset for the property damage reserve of $3.0 million, was affirmed by the Mississippi PSC in June 2006, and the Company was ordered to establish a regulatory asset for the retail portion. The Mississippi PSC issued an order directing the Company to file an application with the MDA for a CDBG. In October 2006, the Company received from the MDA a CDBG in the amount of $276.4 million, which was allocated to both the retail and wholesale jurisdictions. In the same month, the Mississippi PSC issued a financing order that authorized the issuance of system restoration bonds for the remaining $25.2 million of the retail portion of storm recovery costs not covered by the CDBG. These funds were received in June 2007. The Company affirmed the $302.4 million total storm costs incurred as of December 31, 2007. The Company plans to file with the Mississippi PSC its final accounting of the restoration cost relating to Hurricane Katrina and the storm operations center by the end of the first quarter 2009, at which time the final net retail receivable of approximately $3.2 million is expected to be recovered.

Income Tax Matters

Legislation

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 (ARRA). Major tax incentives in the ARRA include an extension of bonus depreciation and multiple renewable energy incentives. These incentives could have a significant impact on the Company's future cash flow and net income. Additionally, the ARRA includes programs for renewable energy, transmission and smart grid enhancement, fossil energy and research, and energy efficiency and conservation. The ultimate impact cannot be determined at this time.

Internal Revenue Code Section 199 Domestic Production Deduction

The American Jobs Creation Act of 2004 created a tax deduction for a portion of income attributable to U.S. production activities as defined in Section 199 (production activities deduction) of the Internal Revenue Code of 1986 as amended (Internal Revenue Code). The deduction is equal to a stated percentage of qualified production activities net income. The percentage is phased in over the years 2005 through 2010 with a 3% rate applicable to the years 2005 and 2006, a 6% rate applicable for years 2007 through 2009, and a 9% rate thereafter. The Internal Revenue Service (IRS) has not clearly defined a methodology for calculating this deduction. However, Southern Company has agreed with the IRS on a calculation methodology and signed a closing agreement on December 11, 2008. Therefore, the Company reversed the unrecognized tax benefit and adjusted the deduction to conform to the agreement. The net impact of the reversal of the unrecognized tax benefits combined with the application of the new methodology had no material effect on the Company's financial statements. See Note 5 to the financial statements under "Effective Tax Rate" for additional information.

Integrated Coal Gasification Combined Cycle

On January 16, 2009, the Company filed for a Certificate of Public Convenience and Necessity with the Mississippi PSC to allow construction of a new electric generating plant located in Kemper County, Mississippi. The plant would utilize an advanced coal IGCC with an output capacity of 582 megawatts. The Kemper IGCC will use locally mined lignite (an abundant, lower heating value coal) from a proposed mine adjacent to the plant as fuel. This certificate, if approved by the Mississippi PSC, would authorize the Company to acquire, construct and operate the Kemper IGCC and related facilities. The Kemper IGCC, subject to federal and state environmental reviews and certain regulatory approvals, is expected to begin commercial operation in November 2013. As part of its filing, the Company has requested certain rate recovery treatment in accordance with the base load construction legislation. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Mississippi Base Load Construction Legislation" herein for additional information.

The Company filed an application in June 2006 with the U.S. Department of Energy (DOE) for certain tax credits available to projects using clean coal technologies under the Energy Policy Act of 2005. The DOE subsequently certified the Kemper IGCC, and in November 2006 the IRS allocated Internal Revenue Code Section 48A tax credits of $133 million to the Company. The utilization of these credits is dependent upon meeting the certification requirements for the Kemper IGCC, including an in-service date no later than November 2013. The Company has secured all environmental reviews and permits necessary to commence construction of the Kemper IGCC and has entered into a binding contract for the steam turbine generator, completing two milestone requirements for the Section 48A credits.

On February 14, 2008, the Company also requested that the DOE transfer the remaining funds previously granted to a cancelled Southern Company project that would have been located in Orlando, Florida. On December 12, 2008, an agreement was reached to assign the remaining funds to the Kemper IGCC. The estimated construction cost of the Kemper IGCC is approximately $2.2 billion, which is net of $220 million related to funding to be received from the DOE related to project construction. The remaining DOE funding of $50 million is projected to be used for demonstration over the first few years of operation.

Beginning in December 2006, the Mississippi PSC has approved the Company's requested accounting treatment to defer the costs associated with the Company's generation resource planning, evaluation, and screening activities as a regulatory asset. On December 22, 2008, the Company requested an amendment to its original order that would allow these costs to continue to be charged to and remain in a regulatory asset until January 1, 2010. In its application, the Company reported that it anticipated spending approximately $61 million by or before May 31, 2009. At December 31, 2008, the Company had spent $42.3 million of the $61 million, of which $3.7 million related to land purchases capitalized. Of the remaining amount, $0.8 million was expensed and $37.8 million was deferred in other regulatory assets.

The final outcome of this matter cannot now be determined.

Other Matters

On February 15, 2008, the Company received notice of termination from South Mississippi Electric Power Association (SMEPA) of an approximately 100 MW territorial wholesale market based contract effective March 31, 2011 which will result in a decrease in annual revenues of approximately $12 million. On December 17, 2008, the Company entered into a 10-year power supply agreement with SMEPA for approximately 152 MW. This contract is effective April 1, 2011, upon approval from the U.S. Department of Agriculture's Rural Utilities Service. This contract is expected to increase the Company's annual territorial wholesale base revenues by approximately $16.1 million.

The Company is involved in various other matters being litigated and regulatory matters that could affect future earnings. In addition, the Company is subject to certain claims and legal actions arising in the ordinary course of business. The Company's business activities are subject to extensive governmental regulation related to public health and the environment. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as opacity and air and water quality standards, has increased generally throughout the United States. In particular, personal injury claims for damages caused by alleged exposure to hazardous materials have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements. See Note 3 to the financial statements for information regarding material issues.

ACCOUNTING POLICIES

Application of Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. Significant accounting policies are described in Note 1 to the financial statements. In the application of these policies, certain estimates are made that may have a material impact on the Company's results of operations and related disclosures. Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Senior management has reviewed and discussed critical accounting policies and estimates described below with the Audit Committee of Southern Company's Board of Directors.

Electric Utility Regulation

The Company is subject to retail regulation by the Mississippi PSC and wholesale regulation by the FERC. These regulatory agencies set the rates the Company is permitted to charge customers based on allowable costs. As a result, the Company applies Financial Accounting Standards Board (FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), which requires the financial statements to reflect the effects of rate regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of SFAS No. 71 has a further effect on the Company's financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the Company; therefore, the accounting estimates inherent in specific costs such as depreciation and pension and postretirement benefits have less of a direct impact on the Company's results of operations than they would on a non-regulated company.

As reflected in Note 1 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and liabilities based on applicable regulatory guidelines and accounting principles generally accepted in the United States. However, adverse legislative, judicial, or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the Company's financial statements.

Contingent Obligations

The Company is subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject it to environmental, litigation, income tax, and other risks. See FUTURE EARNINGS POTENTIAL herein and Note 3 to the financial statements for more information regarding certain of these contingencies. The Company periodically evaluates its exposure to such risks and, in accordance with generally accepted accounting principles, records reserves for those matters where a non-tax-related loss is considered probable and reasonably estimable and records a tax asset or liability if it is more likely than not that a tax position will be sustained. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect the Company's financial statements. These events or conditions include the following:

- Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances, hazardous and solid wastes, and other environmental matters;
- Changes in existing income tax regulations or changes in IRS or state revenue department interpretations of existing regulations;
- Identification of additional sites that require environmental remediation or the filing of other complaints in which the Company may be asserted to be a potentially responsible party;
- Identification and evaluation of new or other potential lawsuits or complaints in which the Company may be named as a defendant;
- Resolution or progression of existing matters through the legislative process, the court systems, the IRS, the FERC, or the EPA.

Unbilled Revenues

Revenues related to the retail sale of electricity are recorded when electricity is delivered to customers. However, the determination of KWH sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, amounts of electricity delivered to customers, but not yet metered and billed, are estimated. Components of the unbilled revenue estimates include total KWH territorial supply, total KWH billed, estimated total electricity lost in delivery, and customer usage. These components can fluctuate as a result of a number of factors including weather, generation patterns, and power delivery volume and other operational constraints. These factors can be unpredictable and can vary from historical trends. As a result, the overall estimate of unbilled revenues could be significantly affected, which could have a material impact on the Company's results of operations.

Plant Daniel Operating Lease

As discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units," the Company leases a 1,064 megawatt natural gas combined cycle facility at Plant Daniel (Facility) from Juniper Capital L.P. (Juniper). For both accounting and rate recovery purposes, this transaction is treated as an operating lease, which means that the related obligations under this agreement are not reflected in the balance sheets. See FINANCIAL CONDITION AND LIQUIDITY – "Off-Balance Sheet Financing Arrangements" herein for further information. The operating lease determination was based on assumptions and estimates related to the following:

- Fair market value of the Facility at lease inception;
- The Company's incremental borrowing rate;
- Timing of debt payments and the related amortization of the initial acquisition cost during the initial lease term;
- Residual value of the Facility at the end of the lease term;
- Estimated economic life of the Facility; and
- Juniper's status as a voting interest entity.

The determination of operating lease treatment was made at the inception of the lease agreement and is not subject to change unless subsequent changes are made to the agreement. However, the Company is also required to monitor Juniper's ongoing status as a voting interest entity. Changes in that status could require the Company to consolidate the Facility's assets and the related debt and to record interest and depreciation expense of approximately $37 million annually, rather than annual lease expense of approximately $26 million.

FINANCIAL CONDITION AND LIQUIDITY

Overview

The Company's financial condition remained stable at December 31, 2008. Throughout the recent turmoil in the financial markets, the Company has maintained adequate access to capital without drawing on any of its committed bank credit arrangements used to support its commercial paper programs and variable rate pollution control revenue bonds. The Company has continued to issue commercial paper at reasonable rates. The Company intends to continue to monitor its access to short-term and long-term capital markets as well as its bank credit arrangements to meet future capital and liquidity needs. No material changes in bank credit arrangements have occurred although market rates for committed credit have increased and the Company may be subject to higher costs as its existing facilities are replaced or renewed. The Company's interest cost for short-term debt has decreased as market short-term interest rates have declined. The Company experienced no material counterparty credit losses as a result of the turmoil in the financial markets. The ultimate impact on future financing costs as a result of the financial turmoil cannot be determined at this time. See "Sources of Capital" and "Financing Activities" herein for additional information.

The Company's investments in pension trust funds declined in value as of December 31, 2008. The Company expects that the earliest that cash may have to be contributed to the pension trust fund is 2011 and such contribution could be significant; however, projections of the amount vary significantly depending on interpretations of and decisions related to federal legislation passed during 2008 as well as other key variables including future trust fund performance and cannot be determined at this time.

Net cash provided from operating activities decreased from 2007 by $112.2 million. The decrease in net cash provided from operating activities was primarily due to the receipt of grant proceeds of $74.3 million in June 2007 and a decrease in operating activities related to receivables in 2008 in the amount of $49.5 million. The decrease in receivables is primarily due to the change in under recovered regulatory clause revenues of $24.7 million and a $24.1 change in affiliate receivables. Also impacting operating activities were decreases related to fossil fuel stock of $33.3 million primarily due to increases in coal and coal in-transit of $22.0 million and $15.6 million, respectively. These were offset by an increase in deferred income taxes and investment tax credits of $61.4 million. Net cash flow from operating activities increased in 2007 compared to 2006 by $11.7 million primarily due to the Company's receipt of $74.3 million in bond proceeds during 2007 related to Hurricane Katrina recovery, of which $60 million was used to fund the property damage reserve and $14.3 million to recover retail operations and maintenance storm restoration cost. The $153.0 million increase in net cash from operating activities for 2006 compared to 2005 resulted primarily from $120.3 million received from the CDBG program.

The $55.3 million increase in net cash used for investing activities in 2008 was primarily due to a $12.1 million increase in construction payables and a $27.6 million increase due to the capital portion of Hurricane Katrina grant proceeds received in 2007. The change in net cash used for investing activities in 2007 compared to 2006 of $107.0 million was primarily due to a $117.8 million reduction in the sources of funds related to Hurricane Katrina capital related grant proceeds received in 2006 and bond proceeds. The change in net cash provided from investing activities in 2006 compared to 2005 of $176.9 million was primarily due to a $152.8 million receipt of capital related grant and bond proceeds related to Hurricane Katrina.

Net cash provided from financing activities totaled $78.9 million in 2008 compared to $105.5 million that was used in financing activities for the corresponding period in 2007. The $184.5 million increase in net cash provided from financing activities was primarily due to the $80 million long-term bank loan issued to the Company in March 2008, the $50 million senior notes issued in November 2008 and the $36 million redemption of the long-term debt to an affiliated trust in the first nine months of 2007. Notes payable increased by $57.8 million primarily due to additional borrowings from commercial paper. Net cash used for financing activities totaled $105.5 million in 2007 compared to $211.5 million in 2006. This decrease in net cash used for financing activities is primarily due to a decrease in the use of funds related to notes payable of $109.3 million. Net cash used for financing activities totaled $211.5 million in 2006 compared to net cash provided from financing activities of $135.9 million in 2005. This increase in net cash used for financing activities is primarily due to an increase in the use of funds related to notes payable of $352.9 million.

Significant changes in the balance sheet as of December 31, 2008, compared to 2007 include an increase in fossil fuel inventory of $38.1 million primarily due to increases in coal and coal in-transit of $22.0 million and $15.6 million, respectively. Other regulatory assets increased $135.9 million primarily due to mark to market losses on forward gas contracts and the change in the market value of pension plan assets. Prepaid pension cost decreased $66.1 million due to the decline in the market value of pension plan assets. Securities due within one year increased by $40.1 million due to senior notes maturing in 2009. Long-term debt increased by $88.5 million primarily due to an $80 million long-term bank loan issued to the Company in March 2008 and $50 million in senior notes issued in November 2008, partially offset by the $36 million redemption of the long-term debt to an affiliated trust in 2007. The increase in employee benefit obligations of $53.9 million and the decrease in other regulatory liabilities of $68.1 million were primarily due to the decline in the market value of pension assets. See Note 2 to the financial statements under "Pension Plans" for additional information.

The Company's ratio of common equity to total capitalization, excluding long-term debt due within one year, decreased from 66.1% in 2007 to 61.2% at December 31, 2008. The Company has received investment grade credit ratings from the major rating agencies with respect to debt, preferred securities, and preferred stock. See SELECTED FINANCIAL AND OPERATING DATA for additional information regarding the Company's security ratings.

Sources of Capital

The Company plans to obtain the funds required for construction, and other purposes from sources such as operating cash flows, security issuances, term loans, short-term borrowings and capital contributions from Southern Company. See "Capital Requirements and Contractual Obligations" herein and Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information. The amount, type, and timing of any financings, if needed, will depend upon regulatory approval, prevailing market conditions, and other factors.

The issuance of securities by the Company is subject to regulatory approval by the FERC. Additionally, with respect to the public offering of securities, the Company files registration statements with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended (1933 Act). The amounts of securities authorized by the FERC, as well as the amounts registered under the 1933 Act, are continuously monitored and appropriate filings are made to ensure flexibility in the capital markets.

The Company obtains financing separately without credit support from any affiliate. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of the Company are not commingled with funds of any other company.

To meet short-term cash needs and contingencies, the Company has various sources of liquidity. At December 31, 2008, the Company had approximately $22.4 million of cash and cash equivalents and $98.5 million of unused credit arrangements with banks. Subsequent to December 31, 2008, the Company increased an existing credit agreement by $10 million. The facility matures in the third quarter of 2009 and allows for the execution of a two year term loan. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information.

The Company may also meet short-term cash needs through a Southern Company subsidiary organized to issue and sell commercial paper at the request and for the benefit of the Company and the other traditional operating companies. Proceeds from such issuances for the benefit of the Company are loaned directly to the Company and are not commingled with proceeds from such issuances for the benefit of any other operating company. The obligations of each company under these arrangements are several; there is no cross affiliate credit support. At December 31, 2008, the Company had $26.3 million of commercial paper outstanding.

Financing Activities

During the fourth quarter of 2008, the Company issued senior notes totaling $50 million. Proceeds were used to repay a portion of the Company's short-term indebtedness.

In September 2008, the Company was required to purchase a total of approximately $7.9 million of variable rate pollution control revenue bonds that were tendered by investors. In December 2008, the bonds were successfully remarketed.

Also during 2008, the Company entered into a three-year term loan agreement of $80 million. Proceeds were used to repay a portion of the Company's short-term indebtedness and for other corporate purposes, including the Company's continuous construction program.

In addition to any financings that may be necessary to meet capital requirements and contractual obligations, the Company plans to continue, when economically feasible, a program to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit.

Off-Balance Sheet Financing Arrangements

In 2001, the Company began an initial 10-year term of a lease agreement for a combined cycle generating facility built at Plant Daniel. In June 2003, the Company entered into a restructured lease agreement for the Facility with Juniper, as discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units." Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50% of Juniper's assets. The Company does not consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. Accordingly, the lease is not reflected in the balance sheets.

The initial lease term ends in 2011, and the lease includes a renewal and a purchase option based on the cost of the Facility at the inception of the lease, which was approximately $370 million. The Company is required to amortize approximately 4% of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17% of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease also provides for a residual value guarantee, approximately 73% of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility.

Credit Rating Risk

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain contracts that could require collateral, but not accelerated payment, in the event of a credit rating change to BBB- and/or Baa3 or below. These contracts are for physical electricity purchases and sales, fuel purchases, fuel transportation and storage, emissions allowances and energy price risk management. At December 31, 2008, the maximum potential collateral requirements under these contracts at BBB- and/or Baa3 rating were approximately $6 million. At December 31, 2008, the maximum potential collateral requirements under these contracts at a rating below BBB- and/or Baa3 were approximately $149 million. Included in these amounts are certain agreements that could require collateral in the event that one or more power pool participants has a credit rating change to below investment grade. Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash. Additionally, any credit rating downgrade could impact the Company's ability to access capital markets, particularly the short-term debt market.

Market Price Risk

Due to cost-based rate regulation, the Company has limited exposure to market volatility in interest rates, commodity fuel prices, and prices of electricity. To manage the volatility attributable to these exposures, the Company nets the exposures, where possible, to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The Company's policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques that include, but are not limited to, market valuation, value at risk, stress testing, and sensitivity analysis.

The Company does not currently hedge interest rate risk. The weighted average interest rate on $160 million of variable rate long-term debt at December 31, 2008 was 1.79%. If the Company sustained a 100 basis point change in interest rates for all unhedged variable rate long-term debt, the change would affect annualized interest expense by approximately $1.6 million at December 31, 2008. See Notes 1 and 6 to the financial statements under "Financial Instruments" for additional information.

To mitigate residual risks relative to movements in electricity prices, the Company enters into fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market. At December 31, 2008, exposure from these activities was not material to the Company's financial statements.

In addition, per the guidelines of the Mississippi PSC, the Company has implemented a fuel-hedging program. At December 31, 2008, exposure from these activities was not material to the Company's financial statements.

The changes in fair value of energy-related derivative contracts were as follows at December 31:

	2008 Changes	2007 Changes
	Fair Value	
	(in millions)	
Contracts outstanding at the beginning of the period, assets (liabilities), net	**$ 2.0**	$(6.3)
Contracts realized or settled	**(30.7)**	2.5
Current period changes[(a)]	**(23.3)**	5.8
Contracts outstanding at the end of the period, assets (liabilities), net	**$(52.0)**	$ 2.0

(a) Current period changes also include the changes in fair value of new contracts entered into during the period, if any.

The decrease in the fair value positions of the energy-related derivative contracts for the year ended December 31, 2008 was $54.0 million, substantially, all of which is due to natural gas positions. This change is attributable to both the volume and prices of natural gas. At December 31, 2008, the Company had a net hedge volume of 28.9 billion cubic feet (Bcf) with a weighted average contract cost approximately $1.89 per million British thermal units (mmBtu) above market prices, and 15.6 Bcf at December 31, 2007 with a weighted average contract cost approximately $0.09 per mmBtu below market prices. The majority of the natural gas hedges are recovered through the Company's fuel cost recovery clauses.

At December 31, 2008, the net fair value of energy-related derivative contracts by hedge designation was reflected in the financial statements as assets/(liabilities) as follows:

	2008	2007
	(in millions)	
Regulatory hedges	$(52.0)	$1.3
Cash flow hedges	-	0.9
Non-accounting hedges	-	(0.2)
Total fair value	$(52.0)	$2.0

Energy-related derivative contracts which are designated as regulatory hedges significantly relate to the Company's fuel hedging programs, where gains and losses are initially recorded as regulatory liabilities and assets, respectively, and then are included in fuel expense as they are recovered through the energy cost management clause. Gains and losses on energy-related derivatives designated as cash flow hedges are used to hedge anticipated purchases and sales and are initially deferred in other comprehensive income before being recognized in income in the same period as the hedged transaction. Gains and losses on energy-related derivative contracts that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred. The pre-tax gains/(losses) reclassified from other comprehensive income to revenue and fuel expense were not material for any period presented and are not expected to be material for 2009. Additionally, there was no material ineffectiveness recorded in earnings for any period presented. The Company has energy-related hedges in place up to and including 2012.

Unrealized pre-tax gains and losses from energy-related derivative contracts recognized in income were not material for any year presented.

The maturities of the energy-related derivative contracts and the level of the fair value hierarchy in which they fall at December 31, 2008 are as follows:

	December 31, 2008 Fair Value Measurements			
	Total	Maturity		
	Fair Value	Year 1	Years 2&3	Years 4&5
		(in millions)		
Level 1	$ -	$ -	$ -	$ -
Level 2	(52.0)	(27.9)	(19.0)	(5.1)
Level 3	-	-	-	-
Fair value of contracts outstanding at end of period	$(52.0)	$(27.9)	$(19.0)	$(5.1)

As part of the adoption of FASB Statement No. 157, "Fair Value Measurements" (SFAS No. 157) to increase consistency and comparability in fair value measurements and related disclosures, the table above now uses the three-tier fair value hierarchy, as discussed in Note 9 to the financial statements, as opposed to the previously used descriptions "actively quoted," "external sources," and "models and other methods." The three-tier fair value hierarchy focuses on the fair value of the contract itself, whereas the previous descriptions focused on the source of the inputs. Because the Company uses over-the-counter contracts that are not exchange traded but are fair valued using prices which are actively quoted, the valuations of those contracts now appear in Level 2; previously they were shown as "actively quoted."

The Company is exposed to market price risk in the event of nonperformance by counterparties to the energy-related derivative contracts. The Company's practice is to enter into agreements with counterparties that have investment grade credit ratings by Moody's and Standard & Poor's or with counterparties who have posted collateral to cover potential credit exposure. Therefore, the Company does not anticipate market risk exposure from nonperformance by the counterparties. For additional information, see Notes 1 and 6 to the financial statements under "Financial Instruments."

Capital Requirements and Contractual Obligations

The construction program of the Company is currently estimated to be $163 million for 2009, $467 million for 2010, and $1,004 million for 2011. These estimates include costs for new generation construction. Environmental expenditures included in these estimated amounts are $28 million, $61 million, and $111 million for 2009, 2010, and 2011, respectively. The construction program is subject to periodic review and revision, and actual construction costs may vary from these estimates because of numerous factors. These factors include: changes in business conditions; revised load growth estimates; storm impacts; changes in environmental statutes and regulations; changes in FERC rules and regulations; Mississippi PSC approvals; the cost and efficiency of construction labor, equipment, and materials; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered.

In addition, as discussed in Note 2 to the financial statements, the Company provides postretirement benefits to substantially all employees and funds trusts to the extent required by the FERC.

Other funding requirements related to obligations associated with scheduled maturities of long-term debt, as well as the related interest, derivative obligations, preferred stock dividends, leases, and other purchase commitments, are as follows. See Notes 1, 6, and 7 to the financial statements for additional information.

Contractual Obligations

	2009	2010-2011	2012-2013	After 2013	Total
			(in thousands)		
Long-term debt[(a)] –					
Principal	$ 41,230	$ 82,767	$ 50,633	$237,695	$ 412,325
Interest	17,016	31,884	28,920	185,393	263,213
Preferred stock dividends[(b)]	1,733	3,465	3,465	-	8,663
Energy-related derivative obligations[(c)]	29,291	18,939	5,118	-	53,348
Operating leases [(d)]	40,149	62,486	2,133	2,223	106,991
Purchase commitments[(e)] –					
Capital[(f)]	162,817	1,471,106	-	-	1,633,923
Coal	368,572	298,787	86,800	7,800	761,959
Natural gas[(g)]	191,576	194,642	44,608	204,944	635,770
Long-term service agreements[(h)]	11,884	24,410	25,147	99,738	161,179
Postretirement benefits trust[(i)]	125	251	-	-	376
Total	$864,393	$2,188,737	$246,824	$737,793	$4,037,747

(a) All amounts are reflected based on final maturity dates. The Company plans to continue to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit. Variable rate interest obligations are estimated based on rates as of January 1, 2008, as reflected in the statements of capitalization.

(b) Preferred stock does not mature; therefore, amounts are provided for the next five years only.

(c) For additional information, see Notes 1 and 6 to the financial statements.

(d) The decrease from 2010-2011 to 2012-2013 is primarily a result of the Daniel Operating lease contract that is scheduled to end during 2011.

(e) The Company generally does not enter into non-cancelable commitments for other operations and maintenance expenditures. Total other operations and maintenance expenses for 2008, 2007, and 2006 were $260 million, $255 million, and $237 million, respectively.

(f) The Company forecasts capital expenditures over a three-year period. Amounts represent current estimates of total expenditures. At December 31, 2008, significant purchase commitments were outstanding in connection with the construction program.

(g) Natural gas purchase commitments are based on various indices at the time of delivery. Amounts reflected have been estimated based on the New York Mercantile Exchange future prices at December 31, 2008.

(h) Long-term service agreements include price escalation based on inflation indices.

(i) The Company forecasts postretirement trust contributions over a three-year period. The Company expects that the earliest that cash may have to be contributed to the pension trust fund is 2011 and such contribution could be significant; however, projections of the amount vary significantly depending on interpretations of and decisions related to federal legislation passed during 2008 as well as other key variables including future trust fund performance and cannot be determined at this time. Therefore, no amounts related to the pension trust fund are included in the table. See Note 2 to the financial statements for additional information related to the pension and postretirement plans, including estimated benefit payments. Certain benefit payments will be made through the related trusts. Other benefit payments will be made from the Company's corporate assets.

Cautionary Statement Regarding Forward-Looking Statements

The Company's 2008 Annual Report contains forward-looking statements. Forward-looking statements include, among other things, statements concerning retail sales growth, retail rates, storm damage cost recovery and repairs, fuel cost recovery and other rate actions, environmental regulations and expenditures, access to sources of capital, projections for postretirement benefit trust contributions, financing activities, impacts of the adoption of new accounting rules, completion of construction projects, estimated sales and purchases under new power sale and purchase agreements, and estimated construction and other expenditures. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized.
These factors include:

- the impact of recent and future federal and state regulatory change, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, implementation of the Energy Policy Act of 2005, environmental laws including regulation of water quality and emissions of sulfur, nitrogen, mercury, carbon, soot, or particulate matter and other substances and also changes in tax and other laws and regulations to which the Company is subject, as well as changes in application of existing laws and regulations;
- current and future litigation, regulatory investigations, proceedings, or inquiries, including FERC matters and EPA civil actions;
- the effects, extent, and timing of the entry of additional competition in the markets in which the Company operates;
- variations in demand for electricity, including those relating to weather, the general economy, population and business growth (and declines), and the effects of energy conservation measures;
- available sources and costs of fuels;
- effects of inflation;
- ability to control costs;
- investment performance of the Company's employee benefit plans;
- advances in technology;
- state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate actions relating to fuel and storm restoration cost recovery;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company;
- the ability of counterparties of the Company to make payments as and when due and to perform as required;
- the ability to obtain new short- and long-term contracts with neighboring utilities;
- the direct or indirect effect on the Company's business resulting from terrorist incidents and the threat of terrorist incidents;
- interest rate fluctuations and financial market conditions and the results of financing efforts, including the Company's credit ratings;
- the ability of the Company to obtain additional generating capacity at competitive prices;
- catastrophic events such as fires, earthquakes, explosions, floods, hurricanes, droughts, pandemic health events such as an avian influenza, or other similar occurrences;
- the direct or indirect effects on the Company's business resulting from incidents similar to the August 2003 power outage in the Northeast;
- the effect of accounting pronouncements issued periodically by standard setting bodies; and
- other factors discussed elsewhere herein and in other reports (including the Form 10-K) filed by the Company from time to time with the SEC.

The Company expressly disclaims any obligation to update any forward-looking statements.

STATEMENTS OF INCOME
For the Years Ended December 31, 2008, 2007, and 2006
Mississippi Power Company 2008 Annual Report

	2008	2007	2006
		(in thousands)	
Operating Revenues:			
Retail revenues	**$785,434**	$727,214	$647,186
Wholesale revenues --			
Non-affiliates	**353,793**	323,120	268,850
Affiliates	**100,928**	46,169	76,439
Other revenues	**16,387**	17,241	16,762
Total operating revenues	**1,256,542**	1,113,744	1,009,237
Operating Expenses:			
Fuel	**586,503**	494,248	438,622
Purchased power --			
Non-affiliates	**27,036**	9,188	16,292
Affiliates	**99,526**	86,690	56,955
Other operations and maintenance	**260,011**	255,177	236,692
Depreciation and amortization	**71,039**	60,376	46,853
Taxes other than income taxes	**65,099**	60,328	60,904
Total operating expenses	**1,109,214**	966,007	856,318
Operating Income	**147,328**	147,737	152,919
Other Income and (Expense):			
Interest income	**1,998**	1,986	4,272
Interest expense, net of amounts capitalized	**(17,978)**	(18,158)	(18,639)
Other income (expense), net	**4,694**	6,029	(6,712)
Total other income and (expense)	**(11,286)**	(10,143)	(21,079)
Earnings Before Income Taxes	**136,042**	137,594	131,840
Income taxes	**48,349**	51,830	48,097
Net Income	**87,693**	85,764	83,743
Dividends on Preferred Stock	**1,733**	1,733	1,733
Net Income After Dividends on Preferred Stock	**$ 85,960**	$ 84,031	$ 82,010

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007, and 2006
Mississippi Power Company 2008 Annual Report

	2008	2007	2006
		(in thousands)	
Operating Activities:			
Net income	**$ 87,693**	$ 85,764	$ 83,743
Adjustments to reconcile net income			
to net cash provided from operating activities --			
Depreciation and amortization	**75,765**	69,971	68,198
Deferred income taxes and investment tax credits, net	**24,840**	(36,572)	(47,535)
Plant Daniel capacity	**-**	(5,659)	(13,008)
Pension, postretirement, and other employee benefits	**8,182**	8,782	5,650
Stock based compensation expense	**724**	1,038	1,057
Tax benefit of stock options	**489**	287	258
Hurricane Katrina grant proceeds-property reserve	**-**	60,000	-
Wholesale generation construction screening expense	**(9,284)**	-	-
Other, net	**(38,145)**	(24,814)	(5,761)
Changes in certain current assets and liabilities --			
Receivables	**(24,432)**	25,107	64,976
Fossil fuel stock	**(38,072)**	(4,787)	7,765
Materials and supplies	**297**	487	750
Prepaid income taxes	**3,243**	17,727	20,247
Other current assets	**(2,022)**	(1,923)	(6,560)
Hurricane Katrina grant proceeds	**-**	14,345	120,328
Hurricane Katrina accounts payable	**-**	(53)	(50,512)
Other accounts payable	**3,251**	(4,525)	(30,419)
Accrued taxes	**2,428**	(867)	1,972
Accrued compensation	**(1,362)**	(1,993)	(629)
Over recovered regulatory clause revenues	**-**	-	(26,188)
Other current liabilities	**836**	4,343	634
Net cash provided from operating activities	**94,431**	206,658	194,966
Investing Activities:			
Property additions	**(153,401)**	(144,925)	(127,290)
Cost of removal net of salvage	**(6,411)**	2,195	(9,420)
Construction payables	**(4,084)**	8,027	(7,596)
Hurricane Katrina capital grant proceeds	**7,314**	34,953	152,752
Other	**819**	(755)	(1,992)
Net cash provided from (used for) investing activities	**(155,763)**	(100,505)	6,454
Financing Activities:			
Increase (decrease) in notes payable, net	**16,350**	(41,433)	(150,746)
Proceeds --			
Senior notes	**50,000**	35,000	-
Gross excess tax benefit of stock options	**934**	572	669
Capital contributions from parent company	**3,541**	5,436	5,503
Pollution control revenue bonds	**7,900**	-	-
Other long-term debt	**80,000**	-	-
Redemptions --			
Pollution control revenue bonds	**(7,900)**	-	-
Other long-term debt	**-**	(36,082)	-
Payment of preferred stock dividends	**(1,733)**	(1,733)	(1,733)
Payment of common stock dividends	**(68,400)**	(67,300)	(65,200)
Other	**(1,774)**	-	-
Net cash provided from (used for) financing activities	**78,918**	(105,540)	(211,507)
Net Change in Cash and Cash Equivalents	**17,586**	613	(10,087)
Cash and Cash Equivalents at Beginning of Year	**4,827**	4,214	14,301
Cash and Cash Equivalents at End of Year	**$ 22,413**	$ 4,827	$ 4,214
Supplemental Cash Flow Information:			
Cash paid during the period for --			
Interest (net of $229, $12 and $- capitalized, respectively)	**$15,753**	$16,164	$29,288
Income taxes (net of refunds)	**23,829**	67,453	75,209

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

At December 31, 2008 and 2007

Mississippi Power Company 2008 Annual Report

Assets	**2008**	2007
	(in thousands)	
Current Assets:		
Cash and cash equivalents	**$ 22,413**	$ 4,827
Receivables --		
Customer accounts receivable	**40,262**	43,946
Unbilled revenues	**24,798**	23,163
Under recovered regulatory clause revenues	**54,994**	40,545
Other accounts and notes receivable	**8,995**	5,895
Affiliated companies	**24,108**	11,838
Accumulated provision for uncollectible accounts	**(1,039)**	(924)
Fossil fuel stock, at average cost	**85,538**	47,466
Materials and supplies, at average cost	**27,143**	27,440
Prepaid income taxes	**1,061**	5,735
Other regulatory assets	**59,219**	32,234
Other	**9,838**	12,687
Total current assets	**357,330**	254,852
Property, Plant, and Equipment:		
In service	**2,234,573**	2,130,835
Less accumulated provision for depreciation	**923,269**	880,148
	1,311,304	1,250,687
Construction work in progress	**70,665**	50,015
Total property, plant, and equipment	**1,381,969**	1,300,702
Other Property and Investments	**8,280**	9,556
Deferred Charges and Other Assets:		
Deferred charges related to income taxes	**9,566**	8,867
Prepaid pension costs	**-**	66,099
Other regulatory assets	**171,680**	62,746
Other	**23,870**	24,843
Total deferred charges and other assets	**205,116**	162,555
Total Assets	**$1,952,695**	1,727,665

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2008 and 2007
Mississippi Power Company 2008 Annual Report

Liabilities and Stockholder's Equity	**2008**	2007
	(in thousands)	
Current Liabilities:		
Securities due within one year	**$ 41,230**	$ 1,138
Notes payable	**26,293**	9,944
Accounts payable --		
Affiliated	**36,847**	40,394
Other	**63,704**	60,758
Customer deposits	**10,354**	9,640
Accrued taxes --		
Income taxes	**8,842**	-
Other	**50,701**	48,853
Accrued interest	**3,930**	2,713
Accrued compensation	**20,604**	21,965
Other regulatory liabilities	**9,718**	11,082
Liabilities from risk management activities	**29,291**	3,754
Other	**19,143**	20,128
Total current liabilities	**320,657**	230,369
Long-term Debt (See accompanying statements)	**370,460**	281,963
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	**222,324**	206,818
Deferred credits related to income taxes	**14,074**	15,156
Accumulated deferred investment tax credits	**14,014**	15,254
Employee benefit obligations	**142,188**	88,300
Other cost of removal obligations	**96,191**	90,485
Other regulatory liabilities	**51,340**	119,458
Other	**52,216**	33,252
Total deferred credits and other liabilities	**592,347**	568,723
Total Liabilities	**1,283,464**	1,081,055
Preferred Stock (See accompanying statements)	**32,780**	32,780
Common Stockholder's Equity (See accompanying statements)	**636,451**	613,830
Total Liabilities and Stockholder's Equity	**$1,952,695**	$1,727,665
Commitments and Contingent Matters (See notes)		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CAPITALIZATION

At December 31, 2008 and 2007

Mississippi Power Company 2008 Annual Report

	2008	2007	2008	2007
	(in thousands)		*(percent of total)*	
Long-Term Debt:				
Long-term notes payable --				
6.00% due 2013	**$ 50,000**	$ -		
5.4% to 5.625% due 2017-2035	**155,000**	155,000		
Adjustable rates (1.645% to 2.36% at 1/1/09) due 2009-2011	**120,000**	40,000		
Total long-term notes payable	**325,000**	195,000		
Other long-term debt --				
Pollution control revenue bonds:				
5.15% due 2028	**42,625**	-		
Variable rates (1.20% to 1.60% at 1/1/09) due 2020-2028	**40,070**	82,695		
Total other long-term debt	**82,695**	82,695		
Capitalized lease obligations	**4,629**	5,768		
Unamortized debt discount	**(634)**	(362)		
Total long-term debt (annual interest requirement -- $17.0 million)	**411,690**	283,101		
Less amount due within one year	**41,230**	1,138		
Long-term debt excluding amount due within one year	**370,460**	281,963	**35.6%**	30.4%
Cumulative Preferred Stock:				
$100 par value				
Authorized: 1,244,139 shares				
Outstanding: 334,210 shares				
4.40% to 5.25%				
(annual dividend requirement -- $1.7 million)	**32,780**	32,780	**3.2**	3.5
Common Stockholder's Equity:				
Common stock, without par value --				
Authorized: 1,130,000 shares				
Outstanding: 1,121,000 shares	**37,691**	37,691		
Paid-in capital	**319,958**	314,324		
Retained earnings	**278,802**	261,242		
Accumulated other comprehensive income (loss)	**-**	573		
Total common stockholder's equity	**636,451**	613,830	**61.2**	66.1
Total Capitalization	**$1,039,691**	$928,573	**100.0%**	100.0%

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2008, 2007, and 2006

Mississippi Power Company 2008 Annual Report

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
			(in thousands)		
Balance at December 31, 2005	$37,691	$299,536	$227,701	$(3,768)	$561,160
Net income after dividends on preferred stock	-	-	82,010	-	82,010
Capital contributions from parent company	-	7,483	-	-	7,483
Other comprehensive income (loss)	-	-	-	(180)	(180)
Adjustment to initially apply FASB Statement No. 158, net of tax	-	-	-	4,547	4,547
Cash dividends on common stock	-	-	(65,200)	-	(65,200)
Balance at December 31, 2006	37,691	307,019	244,511	599	589,820
Net income after dividends on preferred stock	-	-	84,031	-	84,031
Capital contributions from parent company	-	7,333	-	-	7,333
Other comprehensive income (loss)	-	-	-	(26)	(26)
Cash dividends on common stock	-	-	(67,300)	-	(67,300)
Other	-	(28)	-	-	(28)
Balance at December 31, 2007	**37,691**	**314,324**	**261,242**	**573**	**613,830**
Net income after dividends on preferred stock	**-**	**-**	**85,960**	**-**	**85,960**
Capital contributions from parent company	**-**	**5,634**	**-**	**-**	**5,634**
Other comprehensive income (loss)	**-**	**-**	**-**	**(573)**	**(573)**
Cash dividends on common stock	**-**	**-**	**(68,400)**	**-**	**(68,400)**
Other	**-**	**-**	**-**	**-**	**-**
Balance at December 31, 2008	**$37,691**	**$319,958**	**$278,802**	**$ -**	**$636,451**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2008, 2007, and 2006

Mississippi Power Company 2008 Annual Report

	2008	2007	2006
		(in thousands)	
Net income after dividends on preferred stock	**$85,960**	$84,031	$82,010
Other comprehensive income (loss):			
Qualifying hedges:			
Changes in fair value, net of tax of $(355), $(16), and $502, respectively	**(573)**	(26)	810
Pension and other postretirement benefit plans:			
Change in additional minimum pension liability, net of tax of $-, $-, and $(614), respectively	**-**	-	(990)
Total other comprehensive income (loss)	**(573)**	(26)	(180)
Comprehensive Income	**$85,387**	$84,005	$81,830

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mississippi Power Company (the Company) is a wholly owned subsidiary of Southern Company, which is the parent company of four traditional operating companies, Southern Power Company (Southern Power), Southern Company Services, Inc. (SCS), Southern Communications Services, Inc. (SouthernLINC Wireless), Southern Company Holdings, Inc. (Southern Holdings), Southern Nuclear Operating Company, Inc. (Southern Nuclear), and other direct and indirect subsidiaries. The traditional operating companies, Alabama Power Company (Alabama Power), Georgia Power Company (Georgia Power), Gulf Power Company (Gulf Power), and Mississippi Power Company (Mississippi Power), are vertically integrated utilities providing electric service in four Southeastern states. The Company operates as a vertically integrated utility providing service to retail customers in southeast Mississippi and to wholesale customers in the Southeast. Southern Power constructs, acquires, owns, and manages generation assets and sells electricity at market-based rates in the wholesale market. SCS, the system service company, provides, at cost, specialized services to Southern Company and its subsidiary companies. SouthernLINC Wireless provides digital wireless communications for use by Southern Company and its subsidiary companies and also markets these services to the public and provides fiber cable services within the Southeast. Southern Holdings is an intermediate holding company subsidiary for Southern Company's investments in leveraged leases and various other energy-related businesses. Southern Nuclear operates and provides services to Southern Company's nuclear power plants.

The equity method is used for entities in which the Company has significant influence but does not control and for variable interest entities where the Company is not the primary beneficiary.

The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) and the Mississippi Public Service Commission (PSC). The Company follows accounting principles generally accepted in the United States and complies with the accounting policies and practices prescribed by its regulatory commissions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates.

Reclassifications

Certain prior years' data presented in the financial statements have been reclassified to conform to the current year presentation. The statements of income for the prior periods presented have been modified within the operating expenses section to combine the line items "Other operations" and "Maintenance" into a single line item entitled "Other operations and maintenance." The balance sheet at December 31, 2007 was modified to present a separate line for "Liabilities for risk management activities" previously included in "Other." These reclassifications had no effect on total assets, net income, or cash flows.

Affiliate Transactions

The Company has an agreement with SCS under which the following services are rendered to the Company at direct or allocated cost: general and design engineering, purchasing, accounting and statistical analysis, finance and treasury, tax, information resources, marketing, auditing, insurance and pension administration, human resources, systems and procedures, digital wireless communications, and other services with respect to business and operations and power pool transactions. Costs for these services amounted to $87 million, $71.8 million, and $55.2 million during 2008, 2007, and 2006, respectively. Cost allocation methodologies used by SCS were approved by the Securities and Exchange Commission prior to the repeal of the Public Utility Holding Company Act of 1935, as amended, and management believes they are reasonable. The FERC permits services to be rendered at cost by system service companies.

The Company provides incidental services to and receives such services from other Southern Company subsidiaries which are generally minor in duration and amount. The Company provided no significant service to an affiliate in 2008, 2007, and 2006. The Company received storm restoration assistance from other Southern Company subsidiaries totaling $3.2 million and $1.5 million in 2008 and 2006, respectively. There was no storm assistance received in 2007.

The Company has an agreement with Alabama Power under which the Company owns a portion of Greene County Steam Plant. Alabama Power operates Greene County Steam Plant, and the Company reimburses Alabama Power for its proportionate share of all associated expenditures and costs. The Company reimbursed Alabama Power for the Company's proportionate share of related expenses which totaled $11.1 million, $9.8 million, and $8.6 million in 2008, 2007, and 2006, respectively. The Company also has an agreement with Gulf Power under which Gulf Power owns a portion of Plant Daniel. The Company operates Plant Daniel, and Gulf Power reimburses the Company for its proportionate share of all associated expenditures and costs. Gulf Power reimbursed the Company for Gulf Power's proportionate share of related expenses which totaled $22.8 million, $23.1 million, and $19.7 million in 2008, 2007, and 2006, respectively. See Note 4 for additional information.

The traditional operating companies, including the Company, and Southern Power may jointly enter into various types of wholesale energy, natural gas, and certain other contracts, either directly or through SCS, as agent. Each participating company may be jointly and severally liable for the obligations incurred under these agreements. See Note 7 under "Fuel Commitments" for additional information.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Financial Accounting Standards Board (FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

Regulatory assets and (liabilities) reflected in the balance sheets at December 31 relate to:

	2008	2007	Note
	(in thousands)		
Hurricane Katrina	**$ (143)**	$ (143)	(a)
Underfunded retiree benefit plans	**87,094**	28,331	(b)
Property damage	**(54,241)**	(63,804)	(c)
Deferred income tax charges	**8,862**	9,486	(d)
Property tax	**16,333**	15,043	(e)
Transmission & distribution deferral	**7,101**	9,468	(f)
Vacation pay	**8,498**	7,736	(g)
Loss on reacquired debt	**9,133**	9,906	(h)
Loss on redeemed preferred stock	**400**	571	(i)
Loss on rail cars	**196**	274	(h)
Other regulatory assets	**-**	832	(c)
Fuel-hedging (realized and unrealized) losses	**56,516**	3,298	(j)
Asset retirement obligations	**8,345**	7,705	(d)
Deferred income tax credits	**(14,962)**	(17,654)	(d)
Other cost of removal obligations	**(96,191)**	(90,485)	(d)
Fuel-hedging (realized and unrealized) gains	**(761)**	(4,102)	(j)
Generation screening costs	**37,857**	11,196	(c)
Other liabilities	**(4,894)**	(6,596)	(c)
Overfunded retiree benefit plans	**-**	(53,396)	(b)
Total assets (liabilities), net	**$ 69,143**	$(132,334)	

Note: The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:

(a) For additional information, see Note 3 under "Retail Regulatory Matters – Storm Damage Cost Recovery."
(b) Recovered and amortized over the average remaining service period which may range up to 14 years. See Note 2 for additional information.
(c) Recorded and recovered as approved by the Mississippi PSC.
(d) Asset retirement and removal liabilities are recorded, deferred income tax assets are recovered and deferred tax liabilities are amortized over the related property lives, which may range up to 50 years. Asset retirement and removal liabilities will be settled and trued up following completion of the related activities.
(e) Recovered through the ad valorem tax adjustment clause over a 12-month period beginning in April of the following year.
(f) Amortized over a four-year period ending 2011.
(g) Recorded as earned by employees and recovered as paid, generally within one year.
(h) Recovered over the remaining life of the original issue/lease or, if refinanced, over the life of the new issue/lease, which may range up to 50 years.
(i) Amortized over a period beginning in 2004 that is not to exceed seven years.
(j) Fuel-hedging assets and liabilities are recorded over the life of the underlying hedged purchase contracts, which generally do not exceed two years. Upon final settlement, costs are recovered through the Energy Cost Management clause (ECM).

In the event that a portion of the Company's operations is no longer subject to the provisions of SFAS No. 71, the Company would be required to write off or reclassify to accumulated other comprehensive income related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair values. All regulatory assets and liabilities are to be reflected in rates.

Government Grants

The Company received a grant in October 2006 from the Mississippi Development Authority (MDA) for $276.4 million, primarily for storm damage cost recovery. On June 1, 2007, the Company received a grant payment of $85.2 million from the State of Mississippi related to storm restoration costs incurred and to increase the property damage reserve. In the fourth quarter 2007, the Company received additional grant payments totaling $24.1 million for expenditures incurred to date for construction of a new storm operations center. On May 23, 2008, the Company received grant payments in the amount of $7.3 million and anticipates the receipt of approximately $3.2 million in 2009. The grant proceeds do not represent a future obligation of the Company. The portion of any grants received related to retail storm recovery was applied to the retail regulatory asset that was established as restoration costs were incurred. The portion related to wholesale storm recovery was recorded either as a reduction to operations and maintenance expense or as a reduction to total property, plant, and equipment depending on the restoration work performed and the appropriate allocations of cost of service.

Revenues

Energy and other revenues are recognized as services are rendered. Wholesale capacity revenues from long-term contracts are recognized at the lesser of the levelized amount or the amount billable under the contract over the respective contract period. Unbilled revenues related to retail sales are accrued at the end of each fiscal period. The Company's retail and wholesale rates include provisions to adjust billings for fluctuations in fuel costs, fuel hedging, the energy component of purchased power costs, and certain other costs. Retail rates also include provisions to adjust billings for fluctuations in costs for ad valorem taxes and certain qualifying environmental costs. Revenues are adjusted for differences between these actual costs and amounts billed in current regulated rates. Under or over recovered regulatory clause revenues are recorded in the balance sheets and are recovered or returned to customers through adjustments to the billing factors. The Company is required to file with the Mississippi PSC for an adjustment to the fuel cost recovery factor annually.

The Company has a diversified base of customers. For years ended December 31, 2008, and December 31, 2007, no single customer or industry comprises 10% or more of revenues. For all periods presented, uncollectible accounts averaged less than 1% of revenues.

Fuel Costs

Fuel costs are expensed as the fuel is used. Fuel expense generally includes the cost of purchased emission allowances as they are used. Fuel costs also included gains and/or losses from fuel hedging programs as approved by the Mississippi PSC.

Income and Other Taxes

The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income over the average life of the related property. Taxes that are collected from customers on behalf of governmental agencies to be remitted to these agencies are presented net on the statements of income.

In accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), the Company recognizes tax positions that are "more likely than not" of being sustained upon examination by the appropriate taxing authorities. See Note 5 under "Unrecognized Tax Benefits" for additional information.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost less regulatory disallowances and impairments. Original cost includes: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits; and the interest capitalized and/or cost of funds used during construction for projects over $10 million.

The Company's property, plant, and equipment consisted of the following at December 31:

	2008	2007
	(in thousands)	
Generation	**$ 919,149**	$ 874,585
Transmission	**436,280**	420,392
Distribution	**720,124**	688,715
General	**159,020**	147,143
Total plant in service	**$2,234,573**	$2,130,835

The cost of replacements of property, exclusive of minor items of property, is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense except for the cost of maintenance of coal cars and a portion of the railway track maintenance costs, which are charged to fuel stock and recovered through the Company's fuel clause.

Depreciation and Amortization

Depreciation of the original cost of plant in service is provided primarily by using composite straight-line rates, which approximated 3.3%, in 2008 and 2007, and 3.2% in 2006. Depreciation studies are conducted periodically to update the composite rates. In March 2006, the Mississippi PSC approved the study filed by the Company in 2005, with new rates effective January 1, 2006. The new depreciation rates did not result in a material change to annual depreciation expense. When property subject to depreciation is retired or otherwise disposed of in the normal course of business, its cost, together with the cost of removal, less salvage, is charged to the accumulated depreciation provision. Minor items of property included in the original cost of the plant are retired when the related property unit is retired. Depreciation expense includes an amount for the expected cost of removal of facilities.

In April 2007, the Mississippi PSC issued an order allowing the Company to defer certain reliability related maintenance costs beginning January 1, 2007, and recover them evenly over a four-year period beginning January 1, 2008. These costs related to maintenance that was needed as follow-up to emergency repairs that were made subsequent to Hurricane Katrina. At December 31, 2007, the Company had incurred and deferred the retail portion of $9.5 million of such costs. At December 31, 2008, the Company had a balance of the deferred retail portion of $7.1 million with $2.4 million included in current assets as other regulatory assets and $4.7 million included in long-term other regulatory assets.

In January 2006, the Mississippi PSC issued an accounting order directing the Company to exclude from its calculation of depreciation expense approximately $1.2 million related to capitalized Hurricane Katrina costs since these costs were recovered separately.

In December 2003, the Mississippi PSC issued an interim accounting order directing the Company to expense and record a regulatory liability of $60.3 million while it considered the Company's request to include 266 megawatts of Plant Daniel Units 3 and 4 generating capacity in jurisdictional cost of service. In May 2004, the Mississippi PSC approved the Company's request effective January 1, 2004, and ordered the Company to amortize the regulatory liability previously established to reduce depreciation and amortization expenses over a four year period. The amounts amortized were $5.7 million and $13.0 million in 2007 and 2006, respectively.

Asset Retirement Obligations and Other Costs of Removal

Asset retirement obligations are computed as the present value of the ultimate costs for an asset's future retirement and are recorded in the period in which the liability is incurred. The costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. The Company has received accounting guidance from the Mississippi PSC allowing the continued accrual of other future retirement costs for long-lived assets that the Company does not have a legal obligation to retire. Accordingly, the accumulated removal costs for these obligations will continue to be reflected in the balance sheets as a regulatory liability.

The Company has retirement obligations related to various landfill sites, underground storage tanks, and asbestos removal. In connection with the adoption of FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47) the Company also recorded additional asset retirement obligations (and assets) of $9.5 million, primarily related to asbestos. The Company also has identified retirement obligations related to certain transmission and distribution facilities, co-generation facilities, certain wireless communication towers, and certain structures authorized by the United States Army Corps of Engineers. However, liabilities for the removal of these assets have not been recorded because the range of time over which the Company may settle these obligations is unknown and cannot be reasonably estimated. The Company will continue to recognize in the statements of income allowed removal costs in accordance with its regulatory treatment. Any differences between costs recognized under FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143) and FIN 47 and those reflected in rates are recognized as either a regulatory asset or liability, as ordered by the Mississippi PSC, and are reflected in the balance sheets.

Details of the asset retirement obligations included in the balance sheets are as follows:

	2008	2007	2006
	(in millions)		
Balance, beginning of year	**$ 17.3**	$ 15.8	$ 15.4
Liabilities incurred	**-**	0.6	-
Liabilities settled	**(0.1)**	-	(0.1)
Accretion	**1.0**	0.9	0.8
Cash flow revisions	**(0.2)**	-	(0.3)
Balance, end of year	**$ 18.0**	$ 17.3	$ 15.8

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by either the amount of regulatory disallowance or by estimating the fair value of the asset and recording a loss for the amount if the carrying value is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment loss is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

Provision for Property Damage

The Company carries insurance for the cost of certain types of damage to generation plants and general property. However, the Company is self-insured for the cost of storm, fire, and other uninsured casualty damage to its property, including transmission and distribution facilities. As permitted by the Mississippi PSC and the FERC, the Company accrues for the cost of such damage through an annual expense accrual credited to a regulatory liability account. The cost of repairing actual damage resulting from such events that individually exceed $50,000 is charged to the reserve. A 1999 Mississippi PSC order allowed the Company to accrue $1.5 million to $4.6 million to the reserve annually, with a maximum reserve totaling $23 million. In October 2006, in conjunction with the Mississippi PSC Hurricane Katrina-related financing order, the Mississippi PSC ordered the Company to cease all accruals to the retail property damage reserve until a new reserve cap is established. However, in the same financing order, the Mississippi PSC approved the replenishment of the retail property damage reserve with $60 million to be funded with a portion of the proceeds of bonds to be issued by the Mississippi Development Bank on behalf of the State of Mississippi and reported as liabilities by the State of Mississippi. The Company received the $60 million bond proceeds in June 2007. The Company accrued $0.2 million annually in 2008, 2007, and 2006 for the wholesale jurisdiction. The Company made no discretionary retail accruals in 2008 and 2007 as a result of the order. In 2006, the Company accrued $1.0 million for the retail jurisdiction. On January 9, 2009, the Mississippi PSC approved the System Restoration Rider (SRR) stipulation between the Company and the Mississippi Public Utilities Staff. In accordance with the stipulation, every three years the Mississippi PSC, Mississippi Public Utilities Staff and the Company will agree on SRR revenue level(s) for the ensuing period, based on historical data, expected exposure, type and amount of insurance coverage, excluding insurance cost and any other relevant information. The accrual amount and the reserve balance are determined based on the SRR revenue level(s). If a significant change in circumstances occurs then the SRR revenue level can be adjusted more frequently if the Company and the Mississippi Public Utilities Staff or the Mississippi PSC deem the change appropriate. Each year the Company will set rates to collect the approved SRR revenues. The property damage reserve accrual will be the difference between the approved SRR revenues and the SRR revenue requirement, excluding any accrued to the reserve. In addition, SRR allows the Company to set up a regulatory asset, pending review, if the allowable actual retail property damage costs exceed the amount in the retail property damage reserve. See Note 3 under "Retail Regulatory Matters – Storm Damage Cost Recovery" and "Retail Regulatory Matters – System Restoration Rider" for additional information regarding the depletion of these reserves following Hurricane Katrina and the deferral of additional costs, as well as additional rate riders or other cost recovery mechanisms which have and/or may be approved by the Mississippi PSC to recover the deferred costs and accrue reserves.

Cash and Cash Equivalents

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

Materials and Supplies

Generally, materials and supplies include the average cost of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, at weighted average cost when installed.

Fuel Inventory

Fuel inventory includes the average costs of oil, coal, natural gas, and emission allowances. Fuel is charged to inventory when purchased and then expensed as used and recovered by the Company through fuel cost recovery rates approved by the Mississippi PSC. Emission allowances granted by the Environmental Protection Agency (EPA) are included in inventory at zero cost.

Financial Instruments

The Company uses derivative financial instruments to limit exposure to fluctuations in the prices of certain fuel purchases and electricity purchases and sales. All derivative financial instruments are recognized as either assets or liabilities (categorized in "Other" or shown separately as "Risk Management Activities") and are measured at fair value. See Note 9 for additional information. Substantially all of the Company's bulk energy purchases and sales contracts that meet the definition of a derivative are exempt from fair value accounting requirements and are accounted for under the accrual method. Other derivative contracts qualify as cash flow hedges of anticipated transactions or are recoverable through the Mississippi PSC approved fuel hedging program as discussed below. This results in the deferral of related gains and losses in other comprehensive income or regulatory assets and liabilities, respectively, as appropriate until the hedged transactions occur. Any ineffectiveness arising from cash flow hedges is recognized currently in net income. Other derivative contracts are marked to market through current period income and are recorded on a net basis in the statements of income. See Note 6 under "Financial Instruments" for additional information.

The Company does not offset fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement. Additionally, the Company has no outstanding collateral repayment obligations or rights to reclaim collateral arising from derivative instruments recognized at December 31, 2008.

The Mississippi PSC has approved the Company's request to implement an Energy Cost Management clause (ECM) which, among other things, allows the Company to utilize financial instruments to hedge its fuel commitments. Changes in the fair value of these financial instruments are recorded as regulatory assets or liabilities. Amounts paid or received as a result of financial settlement of these instruments are classified as fuel expense and are included in the ECM factor applied to customer billings. The Company's jurisdictional wholesale customers have a similar ECM mechanism, which has been approved by the FERC.

The Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

Other financial instruments for which the carrying amounts did not equal the fair values at December 31 were as follows:

	Carrying Amount	Fair Value
	(in thousands)	
Long-term debt:		
2008	**$407,061**	**$405,957**
2007	277,333	270,897

The fair values were based on either closing market prices (Level 1) or closing prices of comparable instruments (Level 2). See Note 9 for all other items recognized at fair value in the financial statements.

Comprehensive Income

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income, changes in the fair value of qualifying cash flow hedges, and prior to the adoption of SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158) the minimum pension liability, less income taxes and reclassifications for amounts included in net income.

Variable Interest Entities

The primary beneficiary of a variable interest entity must consolidate the related assets and liabilities. The Company has established a wholly-owned trust to issue preferred securities. See Note 6 under "Long-Term Debt Payable to Affiliated Trust" for additional information. However, the Company is not considered the primary beneficiary of the trust. Therefore, the investments in this trust are reflected as Other Investments and the related loan from the trust is included in Long-term Debt in the balance sheets. During 2007 the Company redeemed its last remaining series of preferred securities, which totaled $36 million.

2. RETIREMENT BENEFITS

The Company has a defined benefit, trusteed, pension plan covering substantially all employees. The plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). No contributions to the plan are expected for the year ending December 31, 2009. The Company also provides certain defined benefit pension plans for a selected group of management and highly compensated employees. Benefits under these non-qualified pension plans are funded on a cash basis. In addition, the Company provides certain medical care and life insurance benefits for retired employees through other postretirement benefit plans. The Company funds trusts to the extent required by the FERC. For the year ending December 31, 2009, postretirement trust contributions are expected to total approximately $0.1 million.

The measurement date for plan assets and obligations for 2008 was December 31 while the measurement date for prior years was September 30. Pursuant to SFAS No. 158, the Company was required to change the measurement date for its defined benefit postretirement plans from September 30 to December 31 beginning with the year ended December 31, 2008. As permitted, the Company adopted the measurement date provisions of SFAS No. 158 effective January 1, 2008 resulting in an increase in long-term liabilities of approximately $1.6 million and a decrease in prepaid pension costs of approximately $0.1 million.

Pension Plans

The total accumulated benefit obligation for the pension plans was $252 million in 2008 and $240 million in 2007. Changes during the 15-month period ended December 31, 2008 and the 12-month period ended September 30, 2007 in the projected benefit obligations and the fair value of plan assets were as follows:

	2008	2007
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 256,903**	$ 250,543
Service cost	**8,557**	6,934
Interest cost	**19,753**	14,767
Benefits paid	**(14,721)**	(11,529)
Actuarial gain and employee transfers	**(3,613)**	(6,001)
Amendments	**-**	2,189
Balance at end of year	**266,879**	256,903
Change in plan assets		
Fair value of plan assets at beginning of year	**300,866**	267,276
Actual return (loss) on plan assets	**(89,420)**	43,849
Employer contributions	**1,785**	1,270
Benefits paid	**(14,721)**	(11,529)
Fair value of plan assets at end of year	**198,510**	300,866
Funded status at end of year	**(68,369)**	43,963
Fourth quarter contributions	**-**	423
(Accrued liability) prepaid pension asset, net	**$ (68,369)**	$ 44,386

At December 31, 2008, the projected benefit obligations for the qualified and non-qualified pension plans were $244.9 million and $22.0 million, respectively. All pension plan assets are related to the qualified pension plan.

Pension plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk. The actual composition of the Company's pension plan assets as of the end of year, along with the targeted mix of assets, is presented below:

	Target	**2008**	2007
Domestic equity	36%	**34%**	38%
International equity	24	**23**	24
Fixed income	15	**14**	15
Real estate	15	**19**	16
Private equity	10	**10**	7
Total	100%	**100%**	100%

Amounts recognized in the balance sheets related to the Company's pension plans consist of:

	2008	2007
	(in thousands)	
Prepaid pension costs	**$ -**	$ 66,099
Other regulatory assets	**66,602**	11,114
Current liabilities, other	**(1,498)**	(1,393)
Other regulatory liabilities	**-**	(53,396)
Employee benefit obligations	**(66,871)**	(20,320)

Presented below are the amounts included in regulatory assets and regulatory liabilities at December 31, 2008 and 2007 related to the defined benefit pension plans that had not yet been recognized in net periodic pension cost along with the estimated amortization of such amounts for 2009.

	Prior Service Cost	**Net(Gain)Loss**
Balance at December 31, 2008:	*(in thousands)*	
Regulatory asset	**$ 10,800**	**$ 55,802**
Regulatory liabilities	**-**	**-**
Total	**$ 10,800**	**$ 55,802**
Balance at December 31, 2007:		
Regulatory asset	$ 2,674	$ 8,440
Regulatory liabilities	10,212	(63,608)
Total	$ 12,886	$(55,168)
Estimated amortization in net periodic pension cost in 2009:		
Regulatory asset	$ 1,578	$ 539
Regulatory liabilities	-	-
Total	$ 1,578	$ 539

The changes in the balances of regulatory assets and regulatory liabilities related to the defined benefit pension plans for the 15-month period ended December 31, 2008 and the 12-month period ended September 30, 2007 are presented in the following table:

	Regulatory Assets	**Regulatory Liabilities**
	(in thousands)	
Balance at December 31, 2006	$ 9,707	$ (21,319)
Net (gain) loss	166	(30,800)
Change in prior service costs	2,189	-
Reclassification adjustments:		
Amortization of prior service costs	(314)	(1,277)
Amortization of net gain	(634)	-
Total reclassification adjustments	(948)	(1,277)
Total change	1,407	(32,077)
Balance at December 31, 2007	$ 11,114	$ (53,396)
Net (gain) loss	56,721	54,849
Change in prior service costs	-	-
Reclassification adjustments:		
Amortization of prior service costs	(489)	(1,596)
Amortization of net gain	(744)	143
Total reclassification adjustments	(1,233)	(1,453)
Total change	55,488	53,396
Balance at December 31, 2008	$ 66,602	$ -

Components of net periodic pension cost (income) were as follows:

	2008	2007	2006
		(in thousands)	
Service cost	**$ 6,846**	$ 6,934	$ 7,207
Interest cost	**15,802**	14,767	13,727
Expected return on plan assets	**(20,611)**	(19,099)	(18,107)
Recognized net (gain) loss	**481**	634	773
Net amortization	**1,668**	1,591	1,013
Net periodic pension cost	**$ 4,186**	$ 4,827	$ 4,613

Net periodic pension cost (income) is the sum of service cost, interest cost, and other costs netted against the expected return on plan assets. The expected return on plan assets is determined by multiplying the expected rate of return on plan assets and the market-related value of plan assets. In determining the market-related value of plan assets, the Company has elected to amortize changes in the market value of all plan assets over five years rather than recognize the changes immediately. As a result, the accounting value of plan assets that is used to calculate the expected return on plan assets differs from the current fair value of the plan assets.

Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans. At December 31, 2008, estimated benefit payments were as follows:

	Benefit Payments
	(in thousands)
2009	$12,947
2010	13,332
2011	13,971
2012	14,916
2013	15,726
2014 to 2018	95,981

Other Postretirement Benefits

Changes during the 15-month period ended December 31, 2008 and the year ended September 30, 2007 in the accumulated postretirement benefit obligations (APBO) and in the fair value of plan assets were as follows:

	2008	2007
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 84,495**	$ 89,673
Service cost	**1,745**	1,372
Interest cost	**6,498**	5,254
Benefits paid	**(5,333)**	(3,754)
Actuarial (gain) loss	**(3,275)**	(8,388)
Retiree drug subsidy	**603**	338
Balance at end of year	**84,733**	84,495
Change in plan assets		
Fair value of plan assets at beginning of year	**25,593**	23,689
Actual return (loss) on plan assets	**(5,653)**	3,470
Employer contributions	**3,414**	1,851
Benefits paid	**(4,731)**	(3,417)
Fair value of plan assets at end of year	**18,623**	25,593
Funded status at end of year	**(66,110)**	(58,902)
Fourth quarter contributions	**-**	906
Accrued liability	**$(66,110)**	$(57,996)

Other postretirement benefit plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk. The actual composition of the Company's other postretirement benefit plan assets as of the end of year, along with the targeted mix of assets, is presented below:

	Target	**2008**	2007
Domestic equity	27%	**26%**	31%
International equity	18	**18**	20
Fixed income	36	**35**	30
Real estate	11	**14**	13
Private equity	8	**7**	6
Total	100%	**100%**	100%

Amounts recognized in the balance sheets related to the Company's other postretirement benefit plans consist of the following:

	2008	2007
	(in thousands)	
Regulatory assets	**$ 20,491**	$ 17,217
Employee benefit obligations	**(66,110)**	(57,996)

Presented below are the amounts included in regulatory assets at December 31, 2008 and 2007, related to the other postretirement benefit plans that had not yet been recognized in net periodic postretirement benefit cost along with the estimated amortization of such amounts for 2009.

	Prior Service Cost	**Net(Gain) Loss**	**Transition Obligation**
Balance at December 31, 2008:		*(in thousands)*	
Regulatory assets	**$1,054**	**$18,020**	**$1,417**
Balance at December 31, 2007:			
Regulatory assets	$1,187	$14,180	$1,850
Estimated amortization as net periodic postretirement benefit cost in 2009:			
Regulatory assets	$106	$540	$346

The change in the balance of regulatory assets related to the postretirement benefit plans for the 15-month period ended December 31, 2008 and the 12-month period ended September 30, 2007, is presented in the following table:

	Regulatory Assets
	(in thousands)
Beginning balance	$ 29,107
Net (gain) loss	(10,256)
Change in prior service costs	-
Reclassification adjustments:	
Amortization of transition obligation	(346)
Amortization of prior service costs	(106)
Amortization of net gain	(1,182)
Total reclassification adjustments	(1,634)
Total change	(11,890)
Balance at December 31, 2007	$ 17,217
Net (gain) loss	4,607
Change in prior service costs	-
Reclassification adjustments:	
Amortization of transition obligation	(433)
Amortization of prior service costs	(132)
Amortization of net gain	(768)
Total reclassification adjustments	(1,333)
Total change	3,274
Balance at December 31, 2008	$ 20,491

Components of the other postretirement benefit plans' net periodic cost were as follows:

	2008	2007	2006
		(in thousands)	
Service cost	**$ 1,396**	$ 1,372	$ 1,520
Interest cost	**5,199**	5,254	4,654
Expected return on plan assets	**(1,805)**	(1,673)	(1,642)
Net amortization	**1,066**	1,633	1,702
Net postretirement cost	**$ 5,856**	$ 6,586	$ 6,234

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act) provides a 28% prescription drug subsidy for Medicare eligible retirees. The effect of the subsidy reduced the Company's expenses for the years ended December 31, 2008, 2007, and 2006 by approximately $1.8 million, $1.8 million, and $2.0 million, respectively.

Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the APBO for the postretirement plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Act as follows:

	Benefit Payments	**Subsidy Receipts**	**Total**
		(in thousands)	
2009	$ 4,629	$ (479)	$4,150
2010	5,122	(541)	4,581
2011	5,540	(616)	4,924
2012	5,917	(702)	5,215
2013	6,343	(779)	5,564
2014 to 2018	36,484	(5,305)	31,179

Actuarial Assumptions

The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations as of the measurement date and the net periodic costs for the pension and other postretirement benefit plans for the following year are presented below. Net periodic benefit costs were calculated in 2005 for the 2006 plan year using a discount rate of 5.50%.

	2008	2007	2006
Discount	**6.75%**	6.30%	6.00%
Annual salary increase	**3.75**	3.75	3.50
Long-term return on plan assets	**8.50**	8.50	8.50

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

An additional assumption used in measuring the APBO was a weighted average medical care cost trend rate of 9.15% for 2009, decreasing gradually to 5.50% through the year 2015 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1% would affect the APBO and the service and interest cost components at December 31, 2008 as follows:

	1 Percent Increase	1 Percent Decrease
	(in thousands)	
Benefit obligation	$5,740	$5,826
Service and interest costs	360	307

Employee Savings Plan

The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides an 85 percent matching contribution up to 6 percent of an employee's base salary. Prior to November 2006, the Company matched employee contributions at a rate of 75 percent up to 6 percent of the employee's base salary. Total matching contributions made to the plan for 2008, 2007, and 2006 were $3.7 million, $3.5 million, and $3.0 million, respectively.

3. CONTINGENCIES AND REGULATORY MATTERS

General Litigation Matters

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In addition, the Company's business activities are subject to extensive governmental regulation related to public health and the environment. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as opacity and air and water quality standards, has increased generally throughout the United States. In particular, personal injury claims for damages caused by alleged exposure to hazardous materials have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements.

Environmental Matters

New Source Review Actions

In November 1999, the EPA brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. After Alabama Power was dismissed from the original action for jurisdictional reasons, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama. In these lawsuits, the EPA alleged that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and Georgia Power, including one co-owned by the Company. The civil actions request penalties and injunctive relief, including an order requiring installation of the best available control technology at the affected units. The action against Georgia Power has been administratively closed since the spring of 2001, and the case has not been reopened.

In June 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving a portion of the Alabama Power lawsuit relating to the alleged NSR violations at Plant Miller. The consent decree required Alabama Power to pay $100,000 to resolve the government's claim for a civil penalty and to donate $4.9 million of sulfur dioxide emission allowances to a nonprofit charitable organization. It also formalized specific emissions reductions to be accomplished by Alabama Power, consistent with other Clean Air Act programs that require emissions reductions. In August 2006, the district court in Alabama granted Alabama Power's motion for summary judgment and entered final judgment in favor of Alabama Power on the EPA's claims related to all of the remaining plants: Plants Barry, Gaston, Gorgas, and Greene County.

The plaintiffs appealed the district court's decision to the U.S. Court of Appeals for the Eleventh Circuit, where the appeal was stayed, pending the U.S. Supreme Court's decision in a similar case against Duke Energy. The Supreme Court issued its decision in the Duke Energy case in April 2007, and in December 2007, the Eleventh Circuit vacated the district court's decision in the Alabama Power case and remanded the case back to the district court for consideration of the legal issues in light of the Supreme Court's decision in the Duke Energy case. On July 24, 2008, the U.S. District Court for the Northern District of Alabama granted partial summary judgment in favor of Alabama Power regarding the proper legal test for determining whether projects are routine maintenance, repair, and replacement and therefore are excluded from NSR permitting. The decision did not resolve the case, and the ultimate outcome of these matters cannot be determined at this time.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $37,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in either of these cases could require substantial capital expenditures or affect the timing of currently budgeted capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

Carbon Dioxide Litigation

New York Case

In July 2004, three environmental groups and attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed complaints in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. The plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit in October 2005, but no decision has been issued. The ultimate outcome of these matters cannot be determined at this time.

Kivalina Case

On February 26, 2008, the Native Village of Kivalina and the City of Kivalina filed a suit in the U.S. District Court for the Northern District of California against several electric utilities (including Southern Company), several oil companies, and a coal company. The plaintiffs are the governing bodies of an Inupiat village in Alaska. The plaintiffs contend that the village is being destroyed by erosion allegedly caused by global warming that the plaintiffs attribute to emissions of greenhouse gases by the defendants. The plaintiffs assert claims for public and private nuisance and contend that the defendants have acted in concert and are therefore jointly and severally liable for the plaintiffs' damages. The suit seeks damages for lost property values and for the cost of relocating the village, which is alleged to be $95 million to $400 million. On June 30, 2008, all defendants filed motions to dismiss this case. Southern Company believes that these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. The ultimate outcome of this matter cannot be determined at this time.

Environmental Remediation

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may also incur substantial costs to clean up properties. The Company has authority from the Mississippi PSC to recover approved environmental compliance costs through regulatory mechanisms.

In 2003, the Texas Commission on Environmental Quality (TCEQ) designated the Company as a potentially responsible party at a site in Texas. The site was owned by an electric transformer company that handled the Company's transformers as well as those of many other entities. The site owner is now in bankruptcy and the State of Texas has entered into an agreement with the Company and several other utilities to investigate and remediate the site. Amounts expensed during 2006, 2007, and 2008 related to this work were not material. Hundreds of entities have received notices from the TCEQ requesting their participation in the anticipated site remediation. The final impact of this matter on the Company will depend upon further environmental assessment and the ultimate number of potentially responsible parties. The remediation expenses incurred by the Company are expected to be recovered through the ECO Plan.

The final outcome of these matters cannot now be determined. However, based on the currently known conditions at these sites and the nature and extent of activities relating to these sites, the Company does not believe that additional liabilities, if any, at these sites would be material to the financial statements.

FERC Matters

Market-Based Rate Authority

The Company has authorization from the FERC to sell power to non-affiliates, including short-term opportunity sales, at market-based prices. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate.

In December 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within its retail service territory. The ability to charge market-based rates in other markets is not an issue in the proceeding. Any new market-based rate sales by the Company in Southern Company's retail service territory entered into during a 15-month refund period that ended in May 2006 could be subject to refund to a cost-based rate level.

In November 2007, the presiding administrative law judge issued an initial decision regarding the methodology to be used in the generation dominance tests. The proceedings are ongoing. The ultimate outcome of this generation dominance proceeding cannot now be determined, but an adverse decision by the FERC in a final order could require the Company to charge cost-based rates for certain wholesale sales in the Southern Company retail service territory, which may be lower than negotiated market-based rates, and could also result in total refunds of up to $8.4 million, plus interest. The Company believes that there is no meritorious basis for an adverse decision in this proceeding and is vigorously defending itself in this matter.

In June 2007, the FERC issued its final rule in Order No. 697 regarding market-based rate authority. The FERC generally retained its current market-based rate standards. Responding to a number of requests for rehearing, the FERC issued Order No. 697-A on April 21, 2008 and Order No. 697-B on December 12, 2008. These orders largely affirmed the FERC's prior revision and codification of the regulations governing market-based rates for public utilities. In accordance with the orders, Southern Company submitted to the FERC an updated market power analysis on September 2, 2008 related to its continued market-based rate authority. The ultimate outcome of this matter cannot now be determined.

On October 17, 2008, Southern Company filed with the FERC a revised market-based rate (MBR) tariff and a new cost-based rate (CBR) tariff. The revised MBR tariff provides for a "must offer" energy auction whereby Southern Company offers all of its available energy for sale in a day-ahead auction and an hour-ahead auction with reserve prices not to exceed the CBR tariff price, after considering Southern Company's native load requirements, reliability obligations, and sales commitments to third parties. All sales under the energy auction would be at market clearing prices established under the auction rules. The new CBR tariff provides for a cost-based price for wholesale sales of less than a year. On December 18, 2008, the FERC issued an order conditionally accepting the MBR tariff subject to certain revisions to the auction proposal. On January 21, 2009, Southern Company made a compliance filing that accepted all the conditions of the MBR tariff order. When this order becomes final, Southern Company will have 30 days to implement the wholesale auction. On December 31, 2008, the FERC issued an order conditionally accepting the CBR tariff subject to providing additional information concerning one aspect of the tariff. On January 30, 2009, Southern Company filed a response addressing the FERC inquiry to the CBR tariff order. Implementation of the energy auction in accordance with the MBR tariff order is expected to adequately mitigate going forward any presumption of market power that Southern Company may have in the Southern Company retail service territory. The timing of when the FERC may issue the final orders on the MBR and CBR tariffs and the ultimate outcome of these matters cannot be determined at this time.

Intercompany Interchange Contract

The Company's generation fleet is operated under the Intercompany Interchange Contract (IIC), as approved by the FERC. In May 2005, the FERC initiated a new proceeding to examine (1) the provisions of the IIC among the traditional operating companies (including the Company), Southern Power, and Southern Company Services, Inc., as agent, under the terms of which the power pool of Southern Company is operated, (2) whether any parties to the IIC have violated the FERC's standards of conduct applicable to utility companies that are transmission providers, and (3) whether Southern Company's code of conduct defining Southern Power as a "system company" rather than a "marketing affiliate" is just and reasonable. In connection with the formation of Southern Power, the FERC authorized Southern Power's inclusion in the IIC in 2000. The FERC also previously approved Southern Company's code of conduct.

In October 2006, the FERC issued an order accepting a settlement resolving the proceeding subject to Southern Company's agreement to accept certain modifications to the settlement's terms and Southern Company notified the FERC that it accepted the modifications. The modifications largely involve functional separation and information restrictions related to marketing activities conducted on behalf of Southern Power. In November 2006, Southern Company filed with the FERC a compliance plan in connection with the order. In April 2007, the FERC approved, with certain modifications, the plan submitted by Southern Company. Implementation of the plan did not have a material impact on the Company's financial statements. In November 2007, Southern Company notified the FERC that the plan had been implemented. On December 12, 2008, the FERC division of audits issued for public comment its final audit report pertaining to compliance implementation and related matters. No comments challenging the audit report's findings were submitted. A decision is now pending from the FERC.

Wholesale Rate Filing

On August 29, 2008, Mississippi Power filed with the FERC a request for revised wholesale electric tariff and rates. Prior to making this filing, Mississippi Power reached a settlement with all of its customers who take service under the tariff. This settlement agreement was filed with the FERC as part of the request. The settlement agreement provided for an increase in annual base wholesale revenues in the amount of $5.8 million, effective January 1, 2009. In addition, the settlement allows Mississippi Power to increase its annual accrual for the wholesale portion of property damage to $303,000 per year, to defer any property damage costs prudently incurred in excess of the wholesale property damage reserve balance, and to defer the wholesale portion of the generation screening and evaluation costs associated with the integrated coal gasification combined cycle (IGCC) project to be located in Kemper County Mississippi. The settlement agreement also provided that Mississippi Power will not seek a change in wholesale full-requirements rates before November 1, 2010, except for changes associated with the fuel adjustment clause and the energy cost management clause, changes associated with property damages that exceed the amount in the wholesale property damage reserve, and changes associated with costs and expenses associated with environmental requirements affecting fossil fuel generating facilities. On October 24, 2008, Mississippi Power received notice that the FERC had accepted the filing effective November 1, 2008, and the revised monthly charges were applied beginning January 1, 2009. As result of the order, the Company reclassified $9.3 million of previously expensed generation screening and evaluation costs to a regulatory asset. See "Integrated Coal Gasification Combined Cycle" herein for additional information.

Right of Way Litigation

Southern Company and certain of its subsidiaries, including the Company, Gulf Power, and Southern Telecom, Inc., (a subsidiary of SouthernLINC Wireless), have been named as defendants in numerous lawsuits brought by landowners since 2001. The plaintiffs' lawsuits claim that defendants may not use, or sublease to third parties, some or all of the fiber optic communications lines on the rights of way that cross the plaintiffs' properties and that such actions exceed the easements or other property rights held by defendants. The plaintiffs assert claims for, among other things, trespass and unjust enrichment and seek compensatory and punitive damages and injunctive relief. Management of the Company believes that it has complied with applicable laws and that the plaintiffs' claims are without merit.

To date, the Company has entered into agreements with plaintiffs in approximately 95% of the actions pending against the Company to clarify the Company's easement rights in the State of Mississippi. These agreements have been approved by the Circuit Courts of Harrison County and Jasper County, Mississippi (First Judicial Circuit), and dismissals of the related cases are in progress. These agreements have not had any material impact on the Company's financial statements.

In addition, in late 2001, certain subsidiaries of Southern Company, including Alabama Power, Georgia Power, Gulf Power, the Company, and Southern Telecom, Inc., (a subsidiary of SouthernLINC Wireless), were named as defendants in a lawsuit brought in Troup County, Georgia, Superior Court by Interstate Fiber Network, a subsidiary of telecommunications company ITC DeltaCom, Inc. that uses certain of the defendants' rights of way. This lawsuit alleges, among other things, that the defendants are contractually obligated to indemnify, defend, and hold harmless the telecommunications company from any liability that may be assessed against it in pending and future right of way litigation. The Company believes that the plaintiff's claims are without merit. In the fall of 2004, the trial court stayed the case until resolution of the underlying landowner litigation discussed above. In January 2005, the Georgia Court of Appeals dismissed the telecommunications company's appeal of the trial court's order for lack of jurisdiction. An adverse outcome in this matter, combined with an adverse outcome against the telecommunications company in one or more of the right of way lawsuits, could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

Retail Regulatory Matters

Performance Evaluation Plan

The Company's retail base rates are set under Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi PSC. PEP was designed with the objective that PEP would reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high. PEP is a mechanism for rate adjustments based on three indicators: price, customer satisfaction, and service reliability.

In May 2004, the Mississippi PSC approved the Company's request to modify certain portions of its PEP and to reclassify, to jurisdictional cost of service the 266 megawatts of Plant Daniel Units 3 and 4 capacity, effective January 1, 2004. The Mississippi PSC authorized the Company to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. The Company amortized the regulatory liability pursuant to the Mississippi PSC's order, over a four-year period, resulting in increases to earnings in each of those years. The amounts amortized were $5.7 million and $13.0 million in 2007 and 2006, respectively.

In addition, in May 2004, the Mississippi PSC approved the Company's requested changes to PEP, including the use of a forward-looking test year, with appropriate oversight; annual, rather than semi-annual, filings; and certain changes to the performance indicator mechanisms. Rate changes will be limited to four percent of retail revenues annually under the revised PEP. PEP will remain in effect until the Mississippi PSC modifies, suspends, or terminates the plan. In the May 2004 order, the Mississippi PSC ordered that the Mississippi Public Utilities Staff and the Company review the operations of the PEP in 2007. By mutual agreement, this review was deferred until 2008 and is currently ongoing. The outcome of this review is cannot now be determined.

In April 2007, the Mississippi PSC issued an order allowing the Company to defer certain reliability related maintenance costs beginning January 1, 2007, and recover them evenly over a four-year period beginning January 1, 2008. These costs related to maintenance that was needed as follow-up to emergency repairs that were made subsequent to Hurricane Katrina. At December 31, 2007, the Company had incurred and deferred the retail portion of $9.5 million of such costs. At December 31, 2008, the Company had a balance of the deferred retail portion of $7.1 million with $2.4 million included in current assets as other regulatory assets and $4.7 million included in long-term other regulatory assets.

In September 2007, the Mississippi Public Utilities Staff and the Company entered into a stipulation that included adjustments to expenses which resulted in a one-time credit to retail customers of approximately $1.1 million. In November 2007, the Mississippi PSC issued an order requiring the Company to refund this amount to its retail customers no later than December 2007. This amount was totally refunded as a credit to customer bills by December 31, 2007.

In December 2007, the Company submitted its annual PEP filing for 2008, which resulted in a rate increase of 1.983% or $15.5 million annually, effective January 2008. In December 2006, the Company submitted its annual PEP filing for 2007, which resulted in no rate change.

In December 2007, the Company received an order from the Mississippi PSC requiring it to defer $1.4 million associated with the retail portion of certain tax credits and adjustments related to permanent differences pertaining to its 2006 income tax returns filed in September 2007. These tax differences were recorded in a regulatory liability included in the current portion of other regulatory liabilities and were amortized ratably over the twelve month period beginning January 2008. The amortization of $1.4 million is included in Income Taxes on the Statement of Income.

On March 14, 2008, the Company submitted its annual PEP lookback filing for 2007, which recommended no surcharge or refund. At the conclusion of the Mississippi Public Utilities Staff's review of the PEP lookback filing for 2007, the Company and Mississippi Public Utilities Staff jointly submitted a stipulation to the Commission which recommended no surcharge or refund.

The Mississippi Public Utilities Staff, pursuant to the Mississippi PSC's 2004 order approving the current PEP plan, is reviewing PEP to determine if any modifications should be made to the plan. Concurrent with this review, the annual PEP evaluation filing for 2009 was delayed by order of the Mississippi PSC and was scheduled to be filed on or before March 9, 2009. On February 23, 2009, however, the Company requested that the Mississippi PSC issue an order suspending the 2009 PEP evaluation filing to continue the scheduled review of the plan. The Company does not anticipate that suspending the PEP filing for 2009 will have a material impact on 2009 earnings. The Company anticipates that, as a result of the required review, changes to the plan will be made. Annual evaluations would resume for 2010 under a revised PEP plan. The final outcome cannot be determined at this time.

System Restoration Rider

In September 2006, the Company filed with the Mississippi PSC a request to implement a System Restoration Rider (SRR), to increase the Company's cap on the property damage reserve and to authorize the calculation of an annual property damage accrual based on a formula. The purpose of the SRR is to provide for recovery of costs associated with property damage (including certain property insurance and the costs of self insurance) and to facilitate the Mississippi PSC's review of these costs. The Company would be required to make annual SRR filings to determine the revenue requirement associated with the property damage. The Company recorded a regulatory liability in the amount of approximately $2.4 million in 2006 and $0.6 million in 2007 for the estimated amount due to retail customers that would be passed through SRR. In November 2007, the Company along with the Mississippi Public Utilities Staff has agreed and stipulated to a revised SRR calculation method that would no longer require the Mississippi PSC to set a cap on the property damage reserve or to authorize the calculation of an annual property damage accrual. Under the revised SRR calculation method, the Mississippi PSC would periodically agree on SRR revenue levels that would be developed based on historical data, expected exposure, type and amount of insurance coverage excluding insurance costs, and other relevant information.

On January 9, 2009, the Mississippi PSC issued an order accepting the stipulation and the revised SRR calculation method. The applicable SRR rate level will be adjusted every three years, unless a significant change in circumstances occurs such that the Company and the Staff or the Mississippi PSC deems that a more frequent change would be appropriate. The Company will submit annual filings setting forth SRR-related revenues, expenses and investment for the projected filing period, as well as the true-up for the prior period. As a result the December 2008 retail regulatory liability of $6.8 million was reclassified to the Property Damage Reserve. On February 2, 2009, the Company submitted its 2009 SRR rate filing with the Mississippi PSC, which proposed that the 2009 SRR rate level remain at zero and the Company be allowed to accrue approximately $4.0 million to the property damage reserve in 2009. The final outcome of this matter cannot now be determined.

Environmental Compliance Overview Plan

On February 3, 2009, the Company submitted its 2009 ECO Plan Notice which proposes an increase of 19 cents per 1,000 KWH for residential customers. The final outcome of this matter cannot now be determined. On February 1, 2008, the Company filed with the Mississippi PSC its annual ECO Plan evaluation for 2008. After the filing of the ECO Plan evaluation on February 1, 2008, the regulations addressing mercury emissions were altered by a decision issued by the U.S. Court of Appeals for the District of Columbia Circuit on February 8, 2008. On April 7, 2008, Mississippi Power filed with the Mississippi PSC a supplemental ECO Plan evaluation in which the projects included in the ECO Plan evaluation on February 1, 2008 being undertaken primarily for mercury control were removed. In this supplemental ECO Plan filing, Mississippi Power requested a 15 cent per 1,000 KWH decrease for retail residential customers. The Mississippi PSC approved the supplemental ECO Plan evaluation on June 11, 2008, with the new rates effective in June 2008. In April 2007, the Mississippi PSC approved the Company's 2007 ECO Plan, which included an 86 cents per 1,000 KWH increase for retail residential customers. This increase represented an addition of approximately $7.5 million in annual revenues for the Company. The new rates were effective in April 2007.

Fuel Cost Recovery

The Company establishes, annually, a retail fuel cost recovery factor that is approved by the Mississippi PSC. Over the past several years, the Company has continued to experience higher than expected fuel costs for coal and natural gas. The Company is required to file for an adjustment to the retail fuel cost recovery factor annually; such filing occurred in November 2008. On December 29, 2008, the Mississippi PSC held a hearing on the Company's proposed increase in its fuel cost recovery factor. On February 11, 2009, the hearing examiner submitted a formal recommendation to the Mississippi PSC for approval of the factor as filed, with recovery proposed for the remaining calendar months of 2009. Any over or under recovery of fuel costs for 2009 would be addressed in the Company's 2010 fuel cost recovery filing. The recommendation is under review by the Mississippi PSC at this time; therefore, the final outcome of this matter cannot now be determined. The proposed retail fuel cost recovery factor will result in an annual increase in an amount equal to 12.2% of total 2008 retail revenue. At December 31, 2008, the amount of under recovered retail fuel costs included in the balance sheet was $36.0 million compared to $24.5 million at December 31, 2007. The Company also has a wholesale Municipal and Rural Associations (MRA) and Market Base (MB) fuel cost recovery factor. Effective January 1, 2009, the wholesale MRA fuel rate increased resulting in an annual increase in an amount equal to 13.9% of total 2008 MRA revenue. Effective February 1, 2009, the wholesale MB fuel rate increased resulting in an annual increase in an amount equal to 16.7% of total 2008 MB revenue. At December 31, 2008, the amount of under recovered wholesale MRA and MB fuel costs included in the balance sheets was $15.4 million and $3.7 million compared to $13.7 million and $2.3 million, respectively, at December 31, 2007. The Company's operating revenues are adjusted for differences in actual recoverable fuel cost and amounts billed in accordance with the currently approved cost recovery rate. Accordingly, this increase to the billing factor will have no significant effect on the Company's revenues or net income, but will increase annual cash flow.

On October 7, 2008, the Mississippi PSC opened a docket to investigate and review interest and carrying charges under the fuel adjustment clause for utilities within the State of Mississippi including Mississippi Power. A hearing was held November 6, 2008, to hear testimony regarding the method of calculating carrying charges on over and under recoveries of fuel-related costs. The ultimate outcome of this matter cannot now be determined.

Storm Damage Cost Recovery

In August 2005, Hurricane Katrina hit the Gulf Coast of the United States and caused significant damage within the Company's service area. The estimated total storm restoration costs relating to Hurricane Katrina through December 31, 2007 of $302.4 million, which was net of expected insurance proceeds of approximately $77 million, without offset for the property damage reserve of $3.0 million, was affirmed by the Mississippi PSC in June 2006, and the Company was ordered to establish a regulatory asset for the retail portion. The Mississippi PSC issued an order directing the Company to file an application with the MDA for a CDBG. In October 2006, the Company received from the MDA a CDBG in the amount of $276.4 million, which was allocated to both the retail and wholesale jurisdictions. In the same month, the Mississippi PSC issued a financing order that authorized the issuance of system restoration bonds for the remaining $25.2 million of the retail portion of storm recovery costs not covered by the CDBG. These funds were received in June 2007. The Company affirmed the $302.4 million total storm costs incurred as of December 31, 2007. The Company plans to file with the Mississippi PSC its final accounting of the restoration cost relating to Hurricane Katrina and the storm operations center by the end of the first quarter 2009, at which time the final net retail receivable of approximately $3.2 million is expected to be recovered.

Integrated Coal Gasification Combined Cycle

On January 16, 2009, the Company filed for a Certificate of Public Convenience and Necessity with the Mississippi PSC to allow construction of a new electric generating plant located in Kemper County, Mississippi. The plant would utilize an advanced coal IGCC with an output capacity of 582 megawatts. The Kemper IGCC will use locally mined lignite (an abundant, lower heating value coal) from a proposed mine adjacent to the plant as fuel. This certificate, if approved by the Mississippi PSC, would authorize the Company to acquire, construct and operate the Kemper IGCC and related facilities. The Kemper IGCC, subject to federal and state environmental reviews and certain regulatory approvals, is expected to begin commercial operation in November 2013. As part of its filing, the Company has requested certain rate recovery treatment in accordance with the base load construction legislation.

The Company filed an application in June 2006 with the U.S. Department of Energy (DOE) for certain tax credits available to projects using clean coal technologies under the Energy Policy Act of 2005. The DOE subsequently certified the Kemper IGCC, and in November 2006 the IRS allocated Internal Revenue Code Section 48A tax credits of $133 million to the Company. The utilization of these credits is dependent upon meeting the certification requirements for the Kemper IGCC, including an in-service date no later than November 2013. The Company has secured all environmental reviews and permits necessary to commence construction of the

Kemper IGCC and has entered into a binding contract for the steam turbine generator, completing two milestone requirements for the Section 48A credits.

On February 14, 2008, the Company also requested that the DOE transfer the remaining funds previously granted to a cancelled Southern Company project that would have been located in Orlando, Florida. On December 12, 2008, an agreement was reached to assign the remaining funds to the Kemper IGCC. The estimated construction cost of the Kemper IGCC is approximately $2.2 billion, which is net of $220 million related to funding to be received from the DOE related to project construction. The remaining DOE funding of $50 million is projected to be used for demonstration over the first few years of operation.

Beginning in December 2006, the Mississippi PSC has approved the Company's requested accounting treatment to defer the costs associated with the Company's generation resource planning, evaluation, and screening activities as a regulatory asset. On December 22, 2008, the Company requested an amendment to its original order that would allow these costs to continue to be charged to and remain in a regulatory asset until January 1, 2010. In its application, the Company reported that it anticipated spending approximately $61 million by or before May 31, 2009. At December 31, 2008, the Company had spent $42.3 million of the $61 million, of which $3.7 million related to land purchases capitalized. Of the remaining amount, $0.8 million was expensed and $37.8 million was deferred in other regulatory assets.

The final outcome of this matter cannot now be determined.

4. JOINT OWNERSHIP AGREEMENTS

The Company and Alabama Power own, as tenants in common, Units 1 and 2, (total capacity of 500 megawatts) at Greene County Steam Plant, which is located in Alabama and operated by Alabama Power. Additionally, the Company and Gulf Power, own as tenants in common, Units 1 and 2, (total capacity of 1,000 megawatts) at Plant Daniel, which is located in Mississippi and operated by the Company.

At December 31, 2008, the Company's percentage ownership and investment in these jointly owned facilities were as follows:

Generating Plant	Percent Ownership	Gross Investment	Accumulated Depreciation
		(in thousands)	
Greene County Units 1 and 2	40%	$ 83,721	$ 43,295
Daniel Units 1 and 2	50%	$273,134	$135,905

The Company's proportionate share of plant operating expenses is included in the statements of income and the Company is responsible for its own financing.

5. INCOME TAXES

Southern Company files a consolidated federal income tax return and combined income tax returns for the State of Alabama and the State of Mississippi. Under a joint consolidated income tax allocation agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis and no subsidiary is allocated more expense than would be paid if it filed a separate income tax return. In accordance with Internal Revenue Service regulations, each company is jointly and severally liable for the tax liability.

Current and Deferred Income Taxes

Details of the income tax provisions were as follows:

	2008	2007	2006
	(in thousands)		
Federal –			
Current	**$ 20,834**	$ 79,127	$79,332
Deferred	**22,054**	(34,524)	(36,889)
	42,888	44,603	42,443
State –			
Current	**2,675**	9,274	16,300
Deferred	**2,786**	(2,047)	(10,646)
	5,461	7,227	5,654
Total	**$ 48,349**	$ 51,830	$ 48,097

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

	2008	2007
	(in thousands)	
Deferred tax liabilities –		
Accelerated depreciation	**$261,091**	$230,379
Basis differences	**29,089**	39,944
Fuel clause under recovered	**25,534**	10,570
Regulatory assets associated with asset retirement obligations	**7,100**	6,790
Regulatory assets associated with employee benefit obligations	**37,003**	15,139
Other	**20,915**	46,442
Total	**380,732**	349,264
Deferred tax assets –		
Federal effect of state deferred taxes	**10,724**	9,535
Other property basis differences	**7,338**	8,030
Pension and other benefits	**56,024**	33,622
Property insurance	**21,997**	26,005
Unbilled fuel	**10,400**	10,045
Other comprehensive loss	**0**	(371)
Asset retirement obligations	**7,100**	6,790
Regulatory liabilities associated with employee benefit obligations	**0**	20,433
Other	**36,617**	29,785
Total	**150,200**	143,874
Total deferred tax liabilities, net	**230,532**	205,390
Portion included in (accrued) prepaid income taxes, net	**(8,208)**	1,428
Accumulated deferred income taxes	**$222,324**	$206,818

At December 31, 2008, the tax-related regulatory assets and liabilities were \$8.9 million and \$15.0 million, respectively. These assets are attributable to tax benefits flowed through to customers in prior years and to taxes applicable to capitalized interest. These liabilities are attributable to deferred taxes previously recognized at rates higher than the current enacted tax law and to unamortized investment tax credits.

In accordance with regulatory requirements, deferred investment tax credits are amortized over the lives of the related property with such amortization normally applied as a credit to reduce depreciation in the statements of income. Credits amortized in this manner amounted to \$1.2 million, \$1.1 million, and \$1.1 million for 2008, 2007, and 2006, respectively. At December 31, 2008, all investment tax credits available to reduce federal income taxes payable had been utilized.

Effective Tax Rate

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. federal statutory rate to earnings before income taxes and preferred dividends as a result of the following:

	2008	2007	2006
Federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal deduction	**2.6**	3.0	3.0
Non-deductible book depreciation	**0.3**	0.3	0.3
Production activities deduction	**(0.4)**	(0.5)	(0.1)
Medicare subsidy	**(0.5)**	(0.5)	(0.5)
Amortization of permanent tax items[a]	**(0.7)**	-	-
Other	**(0.8)**	0.4	(1.4)
Effective income tax rate	**35.5%**	37.7%	36.3%

[a]Amortization of Regulatory Liability Tax Credits. See Note 3 under "Retail Regulatory Matters - Performance Evaluation Plan."

The American Jobs Creation Act of 2004 created a tax deduction for a portion of income attributable to U.S. production activities as defined in the IRC Section 199 (production activities deduction). The deduction is equal to a stated percentage of qualified production activities net income. The percentage is phased in over the years 2005 through 2010 with a 3% rate applicable to the years 2005 and 2006, a 6% rate applicable for years 2007 through 2009, and a 9% rate thereafter. This increase from 3% in 2006 to 6% in 2007 was one of several factors that increased the Company's 2007 deduction by \$0.3 million over the 2006 deduction. The resulting additional tax benefit was over \$0.1 million. The IRS has not clearly defined a methodology for calculating this deduction. However, Southern Company has agreed with the IRS on a calculation methodology and signed a closing agreement on December 11, 2008. Therefore, the Company reversed the unrecognized tax benefit and adjusted the deduction for all previous years to conform to the agreement which resulted in a decrease in the 2008 deduction when compared to the 2007 deduction. The net impact of the reversal of the unrecognized tax benefits combined with the application of the new methodology had no material effect on the Company's financial statements.

Unrecognized Tax Benefits

FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. For 2008, the total amount of unrecognized tax benefits increased \$0.8 million, resulting in a balance of \$1.8 million as of December 31, 2008. Changes during the year in unrecognized tax benefits were as follows:

	2008	**2007**
	(in thousands)	
Unrecognized tax benefits at beginning of year	**\$ 935**	**\$ 656**
Tax positions from current periods	**653**	**177**
Tax positions from prior periods	**265**	**102**
Reductions due to settlements	**(81)**	**-**
Reductions due to expired statute of limitations	**-**	**-**
Balance at end of year	**\$ 1,772**	**\$ 935**

The reduction due to settlements relates to the agreement with the IRS regarding the production activities deduction methodology.

Impact on the Company's effective tax rate, if recognized, is as follows:

	2008	2007	Change
		(in thousands)	
Tax positions impacting the effective tax rate	$ 1,772	$ 935	$ 837
Tax positions not impacting the effective tax rate	-	-	-
Balance of unrecognized tax benefits	$ 1,772	$ 935	$ 837

Accrued interest for unrecognized tax benefits:

	2008	2007
	(in thousands)	
Interest accrued at beginning of year	$ 106	$ 37
Interest reclassified due to settlements	(17)	-
Interest accrued during the year	114	69
Balance at end of year	$ 203	$ 106

The Company classifies interest on tax uncertainties as interest expense. The Company did not accrue any penalties on uncertain tax positions.

It is reasonably possible that the amount of the unrecognized benefit with respect to a majority of the Company's unrecognized tax positions will significantly increase or decrease within the next 12 months. The possible conclusion or settlement of federal or state audits could impact the balances significantly. At this time an estimate of the range of reasonably possible outcomes cannot be determined.

The IRS has audited and closed all tax returns prior to 2004. The audits for the state returns have either been concluded, or the statute of limitations has expired, for years prior to 2002.

6. FINANCING

Long-Term Debt Payable to Affiliated Trust

The Company formed a wholly-owned trust subsidiary for the purpose of issuing preferred securities. At December 31, 2008 there were no outstanding trust preferred securities.

Bank Term Loans

In 2008, the Company borrowed $80 million under a three-year term loan agreement. The proceeds were used for general corporate purposes.

Senior Notes

The Company issued $50 million of Series 2008A 6.00% Senior Notes due November 15, 2013 during the fourth quarter of 2008. Proceeds were used to repay a portion of its short-term indebtedness and for general corporate purposes, including the Company's continuous construction program. At December 31, 2008 and 2007, Mississippi Power had a total of $245 million and $195 million of senior notes outstanding, respectively.

Securities Due Within One Year

At December 31, 2008, the Company has scheduled maturities of capital leases and senior notes due within one year totaling $1.2 million and $40.0 million respectively. There were $1.1 million of capital leases due within one year at December 31, 2007.

Debt maturities through 2013 applicable to total long-term debt are as follows: $41.2 million in 2009; $1.3 million in 2010; $81.4 million in 2011; $0.6 million in 2012, and $50 million in 2013.

Pollution Control Revenue Bonds

Pollution control obligations represent loans to the Company from public authorities of funds derived from sales by such authorities of revenue bonds issued to finance pollution control facilities. The Company is required to make payments sufficient for authorities to meet principal and interest requirements of such bonds. The amount of tax-exempt pollution control revenue bonds outstanding at December 31, 2008, was $82.7 million. In September 2008, the Company was required to purchase a total of approximately $7.9 million of variable rate pollution control revenue bonds that were tendered by investors. In December 2008, the bonds were successfully remarketed. On the statement of cash flow for 2008, the $7.9 million is presented as proceeds and redemptions.

Outstanding Classes of Capital Stock

The Company currently has preferred stock, depositary preferred stock (each share of depositary preferred stock representing one-fourth of a share of preferred stock), and common stock authorized and outstanding. The Company's preferred stock and depositary preferred stock, without preference between classes, rank senior to the Company's common stock with respect to payment of dividends and voluntary or involuntary dissolution. Certain series of the preferred stock and depositary preferred stock are subject to redemption at the option of the Company on or after a specified date (typically 5 or 10 years after the date of issuance) at a redemption price equal to 100% of the liquidation amount of the stock.

Dividend Restrictions

The Company can only pay dividends to Southern Company out of retained earnings or paid-in-capital.

Bank Credit Arrangements

At the beginning of 2009, the Company had total unused committed credit agreements with banks of $98.5 million, all of which expire in 2009. Approximately $44 million of the facilities contain 2-year term loan options and $15 million contain 1-year term loan options. The Company expects to renew its credit facilities, as needed, prior to expiration.

Subsequent to December 31, 2008, the Company increased an existing credit agreement by $10 million. The facility matures in the third quarter of 2009 and allows for the execution of a two year term loan.

In connection with these credit arrangements, the Company agrees to pay commitment fees based on the unused portions of the commitments or to maintain compensating balances with the banks. Commitment fees average less than 1/8 of 1% for the Company. Compensating balances are not legally restricted from withdrawal.

This $98.5 million in unused credit arrangements provides required liquidity support to the Company's borrowings through a commercial paper program. At December 31, 2008, the Company had $26.3 million outstanding in commercial paper. The credit arrangements also provide support to the Company's variable rate tax-exempt pollution control bonds totaling $40.1 million. During 2008, the peak amount outstanding for short-term debt was $86.6 million and the average amount outstanding was $28.1 million. The average annual interest rate on short-term debt was 2.6% for 2008 and 5.3% for 2007.

Financial Instruments

The Company enters into energy-related derivatives to hedge exposures to electricity, gas, and other fuel price changes. However, due to cost-based rate regulations, the Company has limited exposure to market volatility in commodity fuel prices and prices of electricity. The Company manages retail fuel-hedging programs implemented per the guidelines of the Mississippi PSC and wholesale fuel-hedging programs under agreements with wholesale customers. The Company also enters into hedges of forward electricity sales.

At December 31, the net fair value of energy-related derivative contracts by hedge designation was reflected in the financial statements as assets/(liabilities) as follows:

	2008	2007
	(in millions)	
Regulatory hedges	$(52.0)	$1.3
Cash flow hedges	-	0.9
Non-accounting hedges	-	(0.2)
Total fair value	$(52.0)	$2.0

Energy-related derivative contracts which are designated as regulatory hedges relate primarily to the Company's fuel hedging programs, where gains and losses are initially recorded as regulatory liabilities and assets, respectively, and then are included in fuel expense as they are recovered through the energy cost management clause. Gains and losses on energy-related derivatives designated as cash flow hedges are used to hedge anticipated purchases and sales and are initially deferred in other comprehensive income before being recognized in income in the same period as the hedged transaction. Gains and losses on energy-related derivative contracts that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred. The pre-tax gains (losses) reclassified from other comprehensive income to revenue and fuel expense were not material for any period presented and are not expected to be material for 2009. Additionally, there was no material ineffectiveness recorded in earnings for any period presented. The Company has energy-related hedges in place up to and including 2012.

All derivative financial instruments are recognized as either assets or liabilities and are measured at fair value. See Note 9 for additional information.

7. COMMITMENTS

Construction Program

The Company is engaged in continuous construction programs, currently estimated to total $163 million in 2009, $467 million in 2010, and $1.0 billion in 2011. The construction program is subject to periodic review and revision, and actual construction costs may vary from these estimates because of numerous factors. These factors include: changes in business conditions; revised load growth estimates; storm impacts; changes in environmental statutes and regulations; changes in FERC rules and regulations; Mississippi PSC approvals; the cost and efficiency of construction labor, equipment, and materials; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered. At December 31, 2008, significant purchase commitments were outstanding in connection with the construction program. Capital improvements to generating, transmission, and distribution facilities, including those to meet environmental standards, will continue.

Long-Term Service Agreements

The Company has entered into a Long-Term Service Agreement (LTSA) with General Electric (GE) for the purpose of securing maintenance support for the leased combined cycle units at Plant Daniel. The LTSA provides that GE will cover all planned inspections on the covered equipment, which generally includes the cost of all labor and materials. GE is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to limits and scope specified in the contract.

In general, the LTSA is in effect through two major inspection cycles of the units. Scheduled payments to GE under the LTSA, which are subject to price escalation, are made monthly based on estimated operating hours of the units and are recognized as expense based on actual hours of operation. The Company has recognized $9.4 million, $9.7 million, and $8.4 million for 2008, 2007, and 2006, respectively, which is included in maintenance expense in the statements of income. Remaining payments to GE under this agreement are currently estimated to total $137 million over the next 13 years. However, the LTSA contains various cancellation provisions at the option of the Company.

The Company also has entered into a LTSA with Alstom Power, Inc. for the purpose of securing maintenance support for its Chevron Unit 5 combustion turbine plant. In summary, the LTSA stipulates that Alstom Power, Inc. will perform all planned maintenance on the covered equipment, which includes the cost of all labor and materials. Alstom Power, Inc is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract.

In general, this LTSA is in effect through two major inspection cycles. Scheduled payments to Alstom Power, Inc., which are subject to price escalation, are made at various intervals based on actual operating hours of the unit. Payments to Alstom Power, Inc. under this agreement are currently estimated to total $24.1 million over the remaining term of the agreement, which is approximately 9 years. However, the LTSA contains various cancellation provisions at the option of the Company. Payments made to Alstom Power, Inc. under the LTSA prior to the performance of any planned maintenance are recorded as a prepayment in the balance sheets. Inspection costs are capitalized or charged to expense based on the nature of the work performed. After this contract expires, the Company expects to replace it with a new contract with similar terms.

Fuel Commitments

To supply a portion of the fuel requirements of the generating plants, the Company has entered into various long-term commitments for the procurement of fossil fuel. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. Coal commitments include forward contract purchases for sulfur dioxide and nitrogen oxide emission allowances. Natural gas purchase commitments contain fixed volumes with prices based on various indices at the time of delivery; amounts included in the chart below represent estimates based on New York Mercantile Exchange future prices at December 31, 2008.

Total estimated minimum long-term obligations at December 31, 2008, were as follows:

	Commitments	
	Natural Gas	Coal
	(in thousands)	
2009	$ 191,576	$ 368,572
2010	128,270	177,351
2011	66,372	121,436
2012	22,326	63,795
2013	22,282	23,005
2014 and thereafter	204,944	7,800
Total	$ 635,770	$ 761,959

Additional commitments for fuel will be required to supply the Company's future needs.

SCS may enter into various types of wholesale energy and natural gas contracts acting as an agent for the Company and the other traditional operating companies and Southern Power. Under these agreements, each of the traditional operating companies and Southern Power may be jointly and severally liable. The creditworthiness of Southern Power is currently inferior to the creditworthiness of the traditional operating companies. Accordingly, Southern Company has entered into keep-well agreements with the Company and each of the other traditional operating companies to ensure the Company will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power as a contracting party under these agreements.

Operating Leases

Railcar Leases

The Company and Gulf Power have jointly entered into operating lease agreements for the use of 745 aluminum railcars. The Company has the option to purchase the railcars at the greater of lease termination value or fair market value, or to renew the leases at the end of the lease term. The Company also has multiple operating lease agreements for the use of additional railcars that do not contain a purchase option. All of these leases are for the transport of coal to Plant Daniel.

The Company's share (50%) of the leases, charged to fuel stock and recovered through the fuel cost recovery clause, was $4.0 million in 2008, $4.4 million in 2007, and $4.6 million in 2006. The Company's annual railcar lease payments for 2009 through 2013 will average approximately $2.2 million and after 2013, lease payments total in aggregate approximately $2.2 million.

In addition to railcar leases, the Company has other operating leases for fuel handling equipment at Plants Daniel and Watson and operating leases for barges and tow/shift boats for the transport of coal at Plant Watson. The Company's share (50% at Plant Daniel and 100% at Plant Watson) of the leases for fuel handling was charged to fuel handling expense in the amount of $0.6 million in 2008 and $0.9 million in 2007. The Company's annual lease payments for 2009 through 2011 will average approximately $0.3 million.

The Company charged to fuel stock and recovered through fuel cost recovery the barge transportation leases in the amount of $9.8 million in 2008 and $6.2 million in 2007 related to barges and tow/shift boats. The Company's annual lease payments for 2009, with regards to these barge transportation leases, will be approximately $7.6 million.

Plant Daniel Combined Cycle Generating Units

In May 2001, the Company began the initial 10-year term of the lease agreement for a 1,064 megawatt natural gas combined cycle generating facility built at Plant Daniel (Facility). The lease arrangement provided a lower cost alternative to its cost based rate regulated customers than a traditional rate base asset. See Note 3 under "Retail Regulatory Matters – Performance Evaluation Plan" for a description of the Company's formulary rate plan.

In 2003, the Facility was acquired by Juniper Capital L.P. (Juniper), whose partners are unaffiliated with the Company. Simultaneously, Juniper entered into a restructured lease agreement with the Company. Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50% of Juniper's assets. The Company is not required to consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. The lease agreement is treated as an operating lease for accounting purposes, as well as for both retail and wholesale rate recovery purposes. For income tax purposes, the Company retains tax ownership. The initial lease term ends in 2011 and the lease includes a purchase and renewal option based on the cost of the Facility at the inception of the lease, which was $370 million. The Company is required to amortize approximately 4% of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17% of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease provides for a residual value guarantee, approximately 73% of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility. A liability of approximately $5 million, $7 million, and $9 million for the fair market value of this residual value guarantee is included in the balance sheets at December 31, 2008, 2007, and 2006, respectively. Lease expenses were $26 million, $27 million, and $27 million in 2008, 2007, and 2006 respectively.

The Company estimates that its annual amount of future minimum operating lease payments under this arrangement, exclusive of any payment related to the residual value guarantee, as of December 31, 2008, are as follows:

Minimum Lease Payments	
	(in thousands)
2009	$ 28,504
2010	28,398
2011	28,291
2012	-
2013	-
2014 and thereafter	-
Total commitments	$ 85,193

8. STOCK OPTION PLAN

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. As of December 31, 2008, there were 273 current and former employees of the Company participating in the stock option plan and there were 33.2 million shares of common stock remaining available for awards under this plan. The prices of options granted to date have been at the fair market value of the shares on the dates of grant. Options granted to date become exercisable pro rata over a maximum period of three years from the date of grant. The Company generally recognizes stock option expense on a straight-line basis over the vesting period which equates to the requisite service period; however for employees who are eligible for retirement the total cost is expensed at the grant date. Options outstanding will expire no later than 10 years after the date of grant, unless terminated earlier by the Southern Company Board of Directors in accordance with the stock option plan. For certain stock option awards, a change in control will provide accelerated vesting.

The estimated fair values of stock options granted in 2008, 2007, and 2006 were derived using the Black-Scholes stock option pricing model. Expected volatility was based on historical volatility of Southern Company's stock over a period equal to the expected term. The Company used historical exercise data to estimate the expected term that represents the period of time that options granted to employees are expected to be outstanding. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant that covers the expected term of the stock options. The following table shows the assumptions used in the pricing model and the weighted average grant-date fair value of stock options granted:

Year Ended December 31	2008	2007	2006
Expected volatility	13.1%	14.8%	16.9%
Expected term *(in years)*	5.0	5.0	5.0
Interest rate	2.8%	4.6%	4.6%
Dividend yield	4.5%	4.3%	4.4%
Weighted average grant-date fair value	$2.37	$4.12	$4.15

The Company's activity in the stock option plan for 2008 is summarized below:

	Shares Subject to Option	Weighted Average Exercise Price
Outstanding at December 31, 2007	1,477,954	$30.30
Granted	253,120	35.78
Exercised	(297,599)	28.14
Cancelled	(2,348)	25.45
Outstanding at December 31, 2008	**1,431,127**	**$31.72**
Exercisable at December 31, 2008	**937,694**	**$29.63**

The number of stock options vested and expected to vest in the future, as of December 31, 2008, was not significantly different from the number of stock options outstanding at December 31, 2008 as stated above. As of December 31, 2008, the weighted average remaining contractual terms for the options outstanding and options exercisable was 6.2 years and 5.1 years, respectively, and the aggregate intrinsic values for the options outstanding and options exercisable was $7.6 million and $6.9 million, respectively.

As of December 31, 2008, there was $0.2 million of total unrecognized compensation cost related to stock option awards not yet vested. That cost is expected to be recognized over a weighted-average period of approximately 8 months.

For the years ended December 31, 2008, 2007 and 2006, total compensation cost for stock option awards recognized in income was $0.7 million, $1.0 million and $1.1 million, respectively, with the related tax benefit also recognized in income of $0.3 million, $0.4 million and $0.4 million, respectively.

The compensation cost and tax benefits related to the grant and exercise of Southern Company stock options to the Company's employees are recognized in the Company's financial statements with a corresponding credit to equity, representing a capital contribution from Southern Company.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006, was $3.7 million, $2.2 million, and $2.4 million, respectively. The actual tax benefit realized by the Company for the tax deductions from stock option exercises totaled $1.4 million, $0.9 million, and $0.9 million, respectively, for the years ended December 31, 2008, 2007, and 2006.

9. FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted FASB Statement No. 157, "Fair Value Measurements" (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value, and requires additional disclosures about fair value measurements. The criterion that is set forth in SFAS No. 157 is applicable to fair value measurement where it is permitted or required under other accounting pronouncements.

SFAS No. 157 defines fair value as the exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on inputs of observable and unobservable market data that a market participant would use in pricing the asset or liability. The use of observable inputs is maximized where available and the use of unobservable inputs is minimized for fair value measurement. As a means to illustrate the inputs used, SFAS No. 157 establishes a three-tier fair value hierarchy that prioritizes inputs to valuation techniques used for fair value measurement.

- Level 1 consists of observable market data in an active market for identical assets or liabilities.
- Level 2 consists of observable market data, other than that included in Level 1, that is either directly or indirectly observable.
- Level 3 consists of unobservable market data. The input may reflect the assumptions of the Company of what a market participant would use in pricing an asset or liability. If there is little available market data, then the Company's own assumptions are the best available information.

In the case of multiple inputs being used in a fair value measurement, the lowest level input that is significant to the fair value measurement represents the level in the fair value hierarchy in which the fair value measurement is reported.

The adoption of SFAS No. 157 has not resulted in any significant changes to the methodologies used for fair value measurement. Primarily all the changes in the fair value of assets and liabilities are recorded in other comprehensive income or regulatory assets and liabilities, and thus the impact on earnings is limited to derivatives that do not qualify for hedge accounting.

The fair value measurements performed on a recurring basis and the level of the fair value hierarchy in which they fall at December 31, 2008 are as follows:

At December 31, 2008:	Level 1	Level 2	Level 3	Total
		(in millions)		
Assets:				
Energy-related derivatives	$ -	$ 1.3	-	$ 1.3
Cash equivalents	18.5	-	-	18.5
Total fair value	$18.5	$ 1.3	-	$19.8
Liabilities:				
Energy-related derivatives total fair value	$ -	$53.3	-	$53.3

Energy-related derivatives primarily consist of over-the-counter contracts. See Note 6 under "Financial Instruments" for additional information. The cash equivalents consist of securities with original maturities of 90 days or less. All of these financial instruments and investments are valued primarily using the market approach.

10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for 2008 and 2007 are as follows:

Quarter Ended	Operating Revenues	Operating Income	Net Income After Dividends On Preferred Stock
		(in thousands)	
March 2008	**$285,416**	**$28,712**	**$16,172**
June 2008	**297,932**	**39,410**	**24,005**
September 2008	**381,415**	**58,718**	**36,217**
December 2008	**291,779**	**20,488**	**9,566**
March 2007	$256,826	$36,824	$19,636
June 2007	273,216	41,671	26,280
September 2007	333,023	59,535	34,450
December 2007	250,679	9,707	3,665

The Company's business is influenced by seasonal weather conditions.

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SELECTED FINANCIAL AND OPERATING DATA 2004-2008

Mississippi Power Company 2008 Annual Report

	2008	2007	2006	2005	2004
Operating Revenues (in thousands)	**$1,256,542**	$1,113,744	$1,009,237	$969,733	$910,326
Net Income after Dividends on Preferred Stock (in thousands)	**$85,960**	$84,031	$82,010	$73,808	$76,801
Cash Dividends on Common Stock (in thousands)	**$68,400**	$67,300	$65,200	$62,000	$66,200
Return on Average Common Equity (percent)	**13.75**	13.96	14.25	13.33	14.24
Total Assets (in thousands)	**$1,952,695**	$1,727,665	$1,708,376	$1,981,269	$1,479,113
Gross Property Additions (in thousands)	**$139,250**	$114,927	$127,290	$158,084	$70,063
Capitalization (in thousands):					
Common stock equity	**$636,451**	$613,830	$589,820	$561,160	$545,837
Preferred stock	**32,780**	32,780	32,780	32,780	32,780
Long-term debt	**370,460**	281,963	278,635	278,630	278,580
Total (excluding amounts due within one year)	**$1,039,691**	$928,573	$901,235	$872,570	$857,197
Capitalization Ratios (percent):					
Common stock equity	**61.2**	66.1	65.4	64.3	63.7
Preferred stock	**3.2**	3.5	3.6	3.8	3.8
Long-term debt	**35.6**	30.4	31.0	31.9	32.5
Total (excluding amounts due within one year)	**100.0**	100.0	100.0	100.0	100.0
Security Ratings:					
First Mortgage Bonds -					
Moody's	**-**	-	-	-	Aa3
Standard and Poor's	**-**	-	-	-	A+
Fitch	**-**	-	-	-	AA
Preferred Stock -					
Moody's	**A3**	A3	A3	A3	A3
Standard and Poor's	**BBB+**	BBB+	BBB+	BBB+	BBB+
Fitch	**A+**	A+	A+	A+	A+
Unsecured Long-Term Debt -					
Moody's	**A1**	A1	A1	A1	A1
Standard and Poor's	**A**	A	A	A	A
Fitch	**AA-**	AA-	AA-	AA-	AA-
Customers (year-end):					
Residential	**152,280**	150,601	147,643	142,077	160,189
Commercial	**33,589**	33,507	32,958	30,895	33,646
Industrial	**518**	514	507	512	522
Other	**183**	181	177	176	183
Total	**186,570**	184,803	181,285	173,660	194,540
Employees (year-end)	**1,317**	1,299	1,270	1,254	1,283

SELECTED FINANCIAL AND OPERATING DATA 2004-2008 (continued)
Mississippi Power Company 2008 Annual Report

	2008	2007	2006	2005	2004
Operating Revenues (in thousands):					
Residential	**$248,693**	$230,819	$214,472	$209,546	$199,242
Commercial	**271,452**	247,539	215,451	213,093	199,127
Industrial	**258,328**	242,436	211,451	190,720	180,516
Other	**6,961**	6,420	5,812	5,501	5,428
Total retail	**785,434**	727,214	647,186	618,860	584,313
Wholesale - non-affiliates	**353,793**	323,120	268,850	283,413	265,863
Wholesale - affiliates	**100,928**	46,169	76,439	50,460	44,371
Total revenues from sales of electricity	**1,240,155**	1,096,503	992,475	952,733	894,547
Other revenues	**16,387**	17,241	16,762	17,000	15,779
Total	**$1,256,542**	$1,113,744	$1,009,237	$969,733	$910,326
Kilowatt-Hour Sales (in thousands):					
Residential	**2,121,389**	2,134,883	2,118,106	2,179,756	2,297,110
Commercial	**2,856,744**	2,876,247	2,675,945	2,725,274	2,969,829
Industrial	**4,187,101**	4,317,656	4,142,947	3,798,477	4,235,290
Other	**38,886**	38,764	36,959	37,905	40,229
Total retail	**9,204,120**	9,367,550	8,973,957	8,741,412	9,542,458
Sales for resale - non-affiliates	**5,016,655**	5,185,772	4,624,092	4,811,250	6,027,666
Sales for resale - affiliates	**1,487,083**	1,026,546	1,679,831	896,361	1,053,471
Total	**15,707,858**	15,579,868	15,277,880	14,449,023	16,623,595
Average Revenue Per Kilowatt-Hour (cents):					
Residential	**11.72**	10.81	10.13	9.61	8.67
Commercial	**9.50**	8.61	8.05	7.82	6.70
Industrial	**6.17**	5.61	5.10	5.02	4.26
Total retail	**8.53**	7.76	7.21	7.08	6.12
Wholesale	**6.99**	5.94	5.48	5.85	4.38
Total sales	**7.90**	7.04	6.50	6.59	5.38
Residential Average Annual Kilowatt-Hour Use Per Customer	**13,992**	14,294	14,480	14,111	14,357
Residential Average Annual Revenue Per Customer	**$1,640**	$1,545	$1,466	$1,357	$1,245
Plant Nameplate Capacity Ratings (year-end) (megawatts)	**3,156**	3,156	3,156	3,156	3,156
Maximum Peak-Hour Demand (megawatts):					
Winter	**2,385**	2,294	2,204	2,178	2,173
Summer	**2,458**	2,512	2,390	2,493	2,427
Annual Load Factor (percent)	**61.5**	60.9	61.3	56.6	62.4
Plant Availability Fossil-Steam (percent)	**91.6**	92.2	81.1	82.8	91.4
Source of Energy Supply (percent):					
Coal	**58.7**	60.0	63.1	58.1	55.7
Oil and gas	**28.6**	27.1	26.1	24.4	25.5
Purchased power -					
From non-affiliates	**4.4**	3.0	3.5	5.1	6.4
From affiliates	**8.3**	9.9	7.3	12.4	12.4
Total	**100.0**	100.0	100.0	100.0	100.0

DIRECTORS AND OFFICERS

Mississippi Power Company 2008 Annual Report

Directors

Roy Anderson, III
Chairman, President and
Chief Executive Officer
Roy Anderson Holding Corporation
Gulfport, Mississippi. Elected 2007

Tommy E. Dulaney (1)
President and Chief Executive Officer
Structural Steel Services, Inc.
Meridian, Mississippi. Elected 2001

Robert C. Khayat (2)
Chancellor
University of Mississippi
University, Mississippi. Elected 2002

Aubrey B. Patterson, Jr.
Chairman and Chief Executive Officer
BancorpSouth, Inc.
Tupelo, Mississippi. Elected 2005

Christine L. Pickering
Christy Pickering, CPA
Biloxi, Mississippi. Elected 2007

Martha D. Saunders, Ph.D. (3)
President
The University of Southern Mississippi
Hattiesburg, Mississippi. Elected 2008

George A. Schloegel
Chairman of the Board
Hancock Holding Company
Gulfport, Mississippi. Elected 1995

Philip J. Terrell, Ph.D.
Retired Superintendent
Pass Christian Public School District
Pass Christian, Mississippi. Elected 1995

Anthony J. Topazi
President and Chief Executive Officer
Mississippi Power Company
Gulfport, Mississippi. Elected 2003

Officers

Anthony J. Topazi
President and Chief Executive Officer
39 years of service

John W. Atherton
Vice President
External Affairs
23 years of service

Robert A. Bell (4)
Vice President
34 years of service

Kimberly D. Flowers
Vice President and
Senior Production Officer
24 years of service

Donald R. Horsley
Vice President
Customer Services and Retail Marketing
30 years of service

Marsha S. Johnson (5)
Vice President
23 years of service

Frances V. Turnage
Vice President, Treasurer and
Chief Financial Officer
28 years of service

Moses H. Feagin (6)
Comptroller
21 years of service

Cynthia F. Shaw (7)
Comptroller
23 years of service

Vicki L. Pierce
Corporate Secretary and Assistant Treasurer
28 years of service

Wayne Boston
Assistant Secretary and Assistant Treasurer
38 years of service

(1) Retired effective March 30, 2009.
(2) Retired effective April 17, 2008.
(3) Elected effective February 2, 2008.
(4) Retired effective April 1, 2008.
(5) Elected effective May 2, 2008.
(6) Resigned effective May 18, 2008 to become the Comptroller of Alabama Power Company effective May 19, 2008.
(7) Elected effective May 29, 2008.

Note – Years of service include years with Mississippi Power Company and its affiliates.

CORPORATE INFORMATION
Mississippi Power Company 2008 Annual Report

General
This annual report is submitted for general information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

Profile
The Company produces and delivers electricity as an integrated utility to both retail and wholesale customers within the State of Mississippi. The Company sells electricity to approximately 187,000 customers within its service area of more than 11,000 square miles in southeast Mississippi. In 2008, retail energy sales accounted for 58.6 percent of the Company's total sales of 15.7 billion kilowatt-hours.

The Company is a wholly owned subsidiary of The Southern Company, which is the parent company of four traditional operating companies, a wholesale generation subsidiary, and other direct and indirect subsidiaries.

Registrar, Transfer Agent, and Dividend Paying Agent
All series of Preferred Stock
Southern Company Services, Inc.
Stockholder Services
P.O. Box 54250
Atlanta, Georgia 30308-0250
(800) 554-7626

Trustee, Registrar, and Interest Paying Agent
All series of Senior Notes
Wells Fargo Bank, N.A.
Corporate Treasury Services
7000 Central Parkway NE
Suite 550
Atlanta, GA 30328
(770) 395-6408

There is no market for the Company's common stock, all of which is owned by Southern Company.

Dividends on the Company's common stock are payable at the discretion of the Company's board of directors. The dividends declared by the Company to its common stockholder for the past two years were as follows:

Quarter	2008	2007
First	$17,100	$16,825
Second	17,100	16,825
Third	17,100	16,825
Fourth	17,100	16,825

Number of Preferred Shareholders of record as of December 31, 2008 was 218.

Form 10-K
A copy of Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to the office of the Corporate Secretary at the Corporate Office address below:

Corporate Office
Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501
(228) 864-1211

Auditors
Deloitte & Touche LLP
Suite 1500
191 Peachtree Street, N.E.
Atlanta, Georgia 30303-1924

Legal Counsel
Balch & Bingham LLP
P.O. Box 130
Gulfport, Mississippi 39502

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